Filed pursuant to General Instruction II.L of Form F-10

File No. 333-280553

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus, dated September 6, 2024 (the “Shelf Prospectus”), to which it relates, as amended or supplemented (collectively, the “Prospectus”), and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus to which it relates from documents filed with securities commissions or similar regulatory authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from POET Technologies Inc. at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, M4P 1E2 (Telephone: 416-368-9411), and are also available electronically under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov. See “Documents Incorporated by Reference”.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 6, 2024

New Issue	October 27, 2025

POET Technologies Inc.

US$149,999,998.75

20,689,655 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of POET Technologies Inc. (“POET”, the “Corporation”, “we” or “us”), together with the short form base shelf prospectus dated September 6, 2024, to which it relates (the “Shelf Prospectus”), relates to the distribution of an aggregate of 20,689,655 common shares of the Corporation (the “Common Shares” and the Common Shares being distributed hereunder, the “Offered Shares”) at a price of US$7.25 per Common Share (the “Offering Price”) for aggregate gross proceeds to the Corporation of US$149,999,998.75 (the “Offering”). See “Plan of Distribution” and “Description of Securities Distributed”.

The Corporation has retained Titan Partners Group LLC, a division of American Capital Partners, LLC (the “Placement Agent”), to act as its exclusive placement agent in the United States for the Offering and has entered into a placement agency agreement dated October 26, 2025 (the “Placement Agency Agreement”) with the Placement Agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Offered Shares being distributed under this Prospectus Supplement, and the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Shares. The Offered Shares are being offered and sold to two institutional investors located in the United States (collectively, the “Investors”). The Offered Shares will be offered and sold to the Investors in accordance with the terms of securities purchase agreements dated October 26, 2025, between the Corporation and each Investor (collectively, the “Securities Purchase Agreements”).

The Offering Price and other terms of the Offering have been determined by arm’s length negotiation between the Corporation, the Placement Agent and the Investors, with reference to the prevailing market price of the Common Shares. It is expected that the closing of the Offering will occur on or about October 28, 2025, or such later date as the Corporation and the Placement Agent may agree (the “Closing Date”). The Offered Shares being distributed under this Prospectus Supplement may not be sold to any other purchaser other than the Investors in connection with the Offering. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “POET”. On October 27, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on Nasdaq was US$7.41 per Common Share. Until August 27, 2025, the Common Shares were listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “PTK”. Effective as of the close of markets on August 27, 2025, the Common Shares were voluntarily de-listed from the TSXV (the “TSXV De-Listing”). See “Recent Developments” for additional information. The Offered Shares will be listed and posted for trading on Nasdaq.

	US$7.25 per Offered Share
	Offering Price(1)		Placement Agent’s Commission(1)(2)		Proceeds to the Corporation(2)(3)
Per Offered Share	US$	7.25	US$	0.36	US$	6.89
Total(3)	US$	149,999,998.75	US$	7,499,999.93	US$	142,499,998.81

Notes:

(1)	Amounts in the table above are presented in United States dollars. See “Financial Information and Currency” for information regarding the prevailing United States to Canadian currency exchange rate.

(2)	The Corporation has agreed to pay the Placement Agent a cash commission in an amount equal to 5.0% of the gross proceeds of the Offering (the “Placement Agent’s Commission). See “Plan of Distribution”.

(3)	After deducting the Placement Agent’s Commission but before deducting the fees and expenses of the Offering (estimated to be US$250,000), which, together with the Placement Agent’s Commission, will be paid by the Corporation from the proceeds of the Offering.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Shelf Prospectus.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAS ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to the rules and auditor independence standards of the United States Public Company Accounting Oversight Board, and thus may not be comparable to financial statements of United States companies.

The Offering is only being made in the United States, and the Offered Shares being offered under this Prospectus Supplement are being registered in the United States under the terms of the Corporation’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 (File No. 333-280553) filed with the United States Securities and Exchange Commission (the “SEC”). Accordingly, no Offered Shares being distributed under this Prospectus Supplement will be offered or sold to investors located in or otherwise subject to the securities laws of any province or territory of Canada. See “Plan of Distribution”. As used in this Prospectus Supplement, “United States” and “U.S. person” are as defined under Regulation S under the U.S. Securities Act.

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Investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences may not be described fully in this Prospectus Supplement or the accompanying Shelf Prospectus. Investors should consult and rely on their own tax advisors with respect to their particular circumstances, including in respect of any provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

An investment in the Offered Shares involves significant risks. You should carefully consider the “Risk Factors” section in this Prospectus Supplement, and in the accompanying Shelf Prospectus, and any risk factors disclosed in the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Statement Regarding Forward-Looking Information”.

The enforcement by Investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation exists under the laws of Canada, that some of the Corporation’s officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

Jean-Louis Malinge, Suresh Venkatesan, Theresa Lan Ende, Glen Riley, Robert Tirva and Sohail Khan, each a director of the Corporation, and Thomas Mika, the Executive Vice President and Chief Financial Officer of the Corporation, reside outside of Canada. Each of the foregoing has appointed Bennett Jones LLP as agent for service of process at 3400 One First Canadian Place, PO Box 130, Toronto, Ontario, M5X 1A4. Investors are advised that it may not be possible for them to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors – Investors may not be able to obtain enforcement of civil liabilities against the Corporation”.

The Corporation’s head and registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, M4P 1E2.

References to “United States dollars” or “US$” are to United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. See under “Financial Information and Currency”.

* * * * *

Sole Placement Agent

Titan Partners Group

a division of American Capital Partners

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TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

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IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering.

Neither the Corporation nor the Placement Agent has authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Corporation and the Placement Agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any province or territory of Canada and are not being offered in any jurisdiction where the offer or sale of such securities is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective date of each such document. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Shelf Prospectus and the information incorporated by reference herein and therein.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

Unless otherwise noted or the context otherwise indicates, “POET”, the “Corporation”, “us” and “we” refer to POET Technologies Inc. and its subsidiaries and predecessors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology or words, such as, “continues,” “with a view to,” “is designed to,” “pending,” “predict,” “potential,” “plans,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” and similar expressions or variations thereon, or statements that events, conditions or results “can,” “might,” “will,” “shall,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents which are incorporated by reference herein and therein are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Corporation, including without limitation, risks:

●	associated with the sale of the Offered Shares;

●	associated with the Corporation’s ability to attract and retain key personnel;

●	associated with the Corporation’s history of operating losses;

●	associated with the Corporation’s limited operating history;

●	associated with the highly complex and uncertain nature of developing technologically advanced products in the semiconductor and photonics sectors;

●	associated with the optical data communications industry, including rapid growth, volatility and dependence on rapidly changing technologies;

●	that the Corporation’s objectives for the development of new products will not be met within the timelines the Corporation expects or at all;

●	that the Corporation will not be able to compete in the highly competitive semiconductor and photonics market;

●	associated with the Corporation’s reliance on the success of its Optical Interposer, and its reliance on a GMSB and NationGate (as defined herein) to assemble and test optical engines;

●	associated with the Corporation’s products being completed, qualified and introduced according to end-user requirements;

●	associated with the difficulties of forecasting customer demand and product mix accurately;

●	associated with engineering, product development and manufacturing;

●	associated with the Corporation’s reliance on a limited number of key suppliers and contract manufacturers;

●	associated with economic and political uncertainties;

●	associated with governmental export and import controls;

●	associated with the liquidity of the Common Shares;

●	associated with the Corporation’s need for additional financing, which may not be available on acceptable terms or at all;

●	that the trading price of the Common Shares of the Corporation will be volatile;

●	that shareholders’ interests will be diluted through future stock offerings or options and warrant exercises;

●	that sales of Common Shares, or the prospect of future sales, may depress the Corporation’s stock price;

●	associated with the Corporation’s internal control over financial reporting;

●	associated with successfully protecting patents and trademarks and other intellectual property rights;

●	associated with potential intellectual property disputes;

●	associated with disruptions or failures in information technology systems and network infrastructures;

●	associated with significant disruption in, or breach in security of, the Corporation’s information technology systems or violations of data protection laws;

●	associated with potential political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses in the countries in which the Corporation and the Corporation’s customers, suppliers and contract manufacturers are located;

●	related to periodic changes in a specific country’s or region’s economic conditions, such as recession;

●	associated with natural disasters or other catastrophic events;

●	associated with regulatory matters, including the Corporation’s ability to obtain all required licenses to conduct its business, trade-related barriers, certification requirements, and Canadian and foreign anticorruption laws;

●	associated with fluctuations in foreign currency exchange rates;

●	associated with the failure to comply with the U.S. Foreign Corrupt Practices Act;

●	concerning the actual allocation of proceeds from any financings undertaken by the Corporation, including the net proceeds of the Offering;

●	concerning the Corporation’s ability to use its net operating losses and certain other tax attributes;

●	associated with the Corporation’s ability to maintain its status as a “foreign private issuer;” that the rights of the Corporation’s shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation;

●	associated with any future characterization of the Corporation as a passive foreign investment company; and

●	the other risk factors discussed under the heading “Risk Factors” in the AIF (as defined herein).

Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in, or implied by, the forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business operations.

Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:

●	the state of the equity and debt capital markets;

●	the supply and demand for the Corporation’s products;

●	the Corporation’s expected operating and capital costs;

●	the Corporation’s ability to raise any necessary additional capital on reasonable terms to advance the research and development of its products and achieve its other business objectives;

●	the economy and the semiconductor and photonics sector in general;

●	the success of the Corporation’s products;

●	no unforeseen changes in the legislative and operating framework for the Corporation occur;

●	the accuracy of budgeted costs and expenditures;

●	the stability of foreign exchange rates;

●	the cost of equipment and labor as anticipated;

●	the receipt of any necessary regulatory approvals;

●	the Corporation’s ability to attract and retain skilled staff;

●	prices and availability of equipment;

●	the ability of contracted parties to provide goods and/or services on a timely basis or at all; and

●	no significant events occur outside of the Corporation’s normal course business.

All forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at its head office at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, and are also available electronically through SEDAR+ at www.sedarplus.ca and EDGAR at the website of the SEC at www.sec.gov/EDGAR. The filings of the Corporation available on SEDAR+ and EDGAR are not incorporated by reference into this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Shelf Prospectus, and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents, which have been filed by the Corporation with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the Shelf Prospectus, as supplemented by this Prospectus Supplement:

(a)	the annual information form for the year ended December 31, 2024, on United States Securities and Exchange Commission Form 20-F, dated March 31, 2025 (the “AIF”);

(b)	the management information circular dated May 1, 2025, relating to the annual and special meeting of shareholders held on June 27, 2025;

(c)	the consolidated audited financial statements for the years ended December 31, 2024, 2023 and 2022, together with the auditors’ reports thereon;

(d)	the management’s discussion and analysis for the year ended December 31, 2024;

(e)	the consolidated unaudited interim financial statements for the three and six months ended June 30, 2025 (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis for the six months ended June 30, 2025;

(g)	the material change report dated January 3, 2025, concerning the SPX Acquisition (as defined herein); and

(h)	the material change report dated September 4, 2025, concerning the TSXV De-Listing.

Any documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions subsequently filed by the Corporation with the various securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and until the Offering is completed or withdrawn shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC by the Corporation pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part. In addition, the Corporation may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC under the U.S. Exchange Act, if and to the extent expressly provided therein.

If the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Shelf Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR+ (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus only for the purposes of the Offering. These documents will be able to be obtained electronically under the Corporation’s issuer profile on SEDAR+ (www.sedarplus.ca) and through EDGAR at the website of the SEC (www.sec.gov/EDGAR).

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Shelf Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

References to the Corporation’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and the Corporation disclaims any such incorporation by reference.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and in the accompanying Shelf Prospectus may be obtained on request, without charge, from the Corporate Secretary of POET at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, M4P 1E2, telephone: 416-368-9411. These documents are also available electronically through SEDAR+ at www.sedarplus.ca and through EDGAR at the website of the SEC at www.sec.gov/EDGAR. The Corporation’s filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement or in the accompanying Shelf Prospectus except as specifically set out herein.

In addition to the Corporation’s continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Corporation is subject to certain of the information requirements of the U.S. Exchange Act and, in accordance therewith, files reports and other information with the SEC on EDGAR. Under MJDS, which the Corporation elects to take advantage of in certain cases (including for purposes of this Prospectus Supplement, the Shelf Prospectus and the Registration Statement of which this Prospectus Supplement forms a part), such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, as a foreign private issuer, the Corporation is exempt from certain rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as a domestic U.S. issuer in certain instances or follow certain other rules and regulations applicable to domestic U.S. issuers. See “Risk Factors – As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders”.

The Corporation has filed the Registration Statement on Form F-10 with the SEC under the U.S. Securities Act, with respect to the Offered Shares distributed under this Prospectus Supplement. This Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, Investors should refer to the Registration Statement and to the schedules and exhibits filed therewith.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC and deemed part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part:

(a)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(b)	the consent of Davidson & Company LLP;

(c)	the consent of Marcum LLP; and

(d)	powers of attorney from certain of the Corporation’s officers and directors.

NOTE TO U.S. READERS REGARDING DIFFERENCES

BETWEEN U.S. AND CANADIAN REPORTING PRACTICES

The Corporation’s financial statements are prepared in accordance with IFRS, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, the financial statements incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Corporation incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus are reported in United States dollars. The Corporation’s consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, as incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus, have been prepared in accordance with IFRS.

References in this Prospectus Supplement to “$” and “C$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

The following table sets forth (i) the rate of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the United States dollar during such periods, expressed in Canadian dollars; and (iii) the high and low exchange rates for the United States dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars:

	Fiscal Year Ended December 31
	2024	2023	2022
Rate at end of period	$1.4389	$1.3226	$1.3544
Average rate during period	$1.3698	$1.3497	$1.3013
Highest rate during period	$1.4416	$1.3875	$1.3856
Lowest rate during period	$1.3316	$1.3128	$1.2451

On October 27, 2025, the last trading day prior to the date of this Prospectus Supplement, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.3995.

POET TECHNOLOGIES INC.

The Corporation is a design and development company offering photonic integrated packaging solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” to describe similar approaches within the semiconductor industry. The POET Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The Corporation believes the cost-efficient integration scheme and scalability of the POET Optical Interposer bring value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing. The emergence of artificial intelligence systems over the past year has placed extraordinary demands on cloud-based artificial intelligence service providers and hyperscale data centers for increases in network speeds and bandwidth. The Corporation believes that chip-scale integration is essential to developing hardware that can meet such demands and that the Corporation is on the forefront of providing scalable solutions for current and future artificial intelligence systems.

Additional information regarding the business of the Corporation can be found in the AIF and other documents incorporated by reference herein and in the accompanying Shelf Prospectus, copies of which are available for review under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

The following section sets out certain of the Corporation’s key developments since the date of the Shelf Prospectus.

On December 23, 2024, the Corporation entered into a master agreement (the “Master Agreement”), optical engine purchase agreement (“Purchase Agreement”) and deed of consignment (the “Deed of Consignment”) with Globetronics Manufacturing Sdn. Bhd (“GMSB”) providing for, among other things, the assembly and testing of optical engines based on designs made exclusively by the Corporation. In addition, pursuant to the terms of the Deed of Consignment, the Corporation has agreed to install recently purchased wafer-level process equipment at the GMSB facility in Penang, Malaysia. The Master Agreement, covering a period of three years, governs the overall relationship between the Corporation and GMSB. As part of the arrangement, the Corporation and GMSB have prepared an initial project plan and statement of work for the installation and start-up of the consigned tools, the costs for which will be absorbed by the Corporation. It is anticipated that the Corporation will submit purchase orders under the Purchase Agreement, with pricing to be based on specific optical engine types. Globetronics Technology Berhad has allocated RM7.7 million (approximately US$1.7 million) for additional capital expenditures in connection with manufacturing optical engines for the Corporation over the next three years.

On December 31, 2024, the Corporation and Quanzhou Sanan Optical Communication Technology Co., Ltd, the Corporation’s joint venture partner in SPX (“Sanan”), entered into an equity transfer agreement (the “Equity Transfer Agreement”), pursuant to which the Corporation agreed to acquire all of Sanan’s interest in SPX (the “SPX Acquisition”) effective as of December 31, 2024. For additional information in respect of SPX and SAIC see under “POET Technologies Inc. – SPX Joint Venture” in the accompanying Shelf Prospectus. Under the terms of the Equity Transfer Agreement, the Corporation acquired all of SAIC’s 24.8% equity interest in SPX in exchange for US$6,500,000, which amount shall be payable in five installments commencing on October 31, 2025, and ending on October 31, 2029. In accordance with the terms of the Equity Transfer Agreement, Sanan may elect to convert any outstanding amount of the purchase price into Common Shares at a deemed issue price per Common Share to be determined at the time of conversion (the “Conversion Price”). The Conversion Price shall be equal to the greater of (i) the prior 30-day volume weighted average trading price of the Common Shares on Nasdaq for the period ending immediately prior to the conversion date, or (ii) the closing price of the Common Shares on Nasdaq on the date immediately preceding the applicable conversion date.

Concurrently with the completion of the SPX Acquisition, the Corporation entered into an equipment purchase agreement with Sanan dated December 31, 2024 (the “Equipment Purchase Agreement”), pursuant to which the Corporation acquired all of the production equipment previously procured by Sanan and leased to SPX for a total of US$3,800,000 in cash consideration, representing the original purchase price minus the lease payments made by SPX to Sanan. The purchase price will be satisfied in four equal installments of US$950,000, with the first two payments having been made on December 31, 2024, and March 31, 2025, with the remaining two installments due at the end of each of the next two quarters. The purchase price payable under the Equipment Purchase Agreement is not convertible into Common Shares.

Subsequent to the completion of the SPX Acquisition, the Corporation initiated a plan to wind up the operations of SPX. Although the Corporation had intended that SPX form an integral part of its manufacturing and production strategy on a go-forward basis, after a thorough evaluation of the Corporation’s business plan and long-term manufacturing and production strategy, the Corporation concluded that the rapid pace of innovation and disruption within the artificial intelligence and high-technology sector requires a more agile and centralized operational approach. In light of these industry dynamics, the Corporation has decided to consolidate its manufacturing footprint in Malaysia through its partnership with GMSB, thus making Malaysia the core of the Corporation’s long-term production and manufacturing strategy. Given the current global geopolitical climate, such a change in strategy mitigates geopolitical risks, places the Corporation in a better position to respond to evolving market demands and technological advancements, all while enabling the Corporation to achieve its objective of fully transitioning to wafer-scale manufacturing. This strategic move is intended to streamline operations, enhance quality control, and accelerate innovation, enabling the company to remain competitive in an increasingly complex and fast-moving global market.

On May 22, 2025, the Corporation closed a non-brokered private placement with a single strategic investor pursuant to which the Corporation issued 6,000,000 common shares of the Corporation (the “May 2025 Common Shares”) and one common share purchase warrant of the Corporation (the “May 2025 Warrant”) exercisable until May 22, 2030, to acquire up to 6,000,000 common shares of the Corporation (the “May 2025 Warrant Shares”) at an exercise price of C$8.32 per May 2025 Warrant Share, for aggregate gross proceeds of US$30,000,000. The combined price of one May 2025 Common Share and the May 2025 Warrant (in respect of one May 2025 Warrant Share) was equal to US$5.00.

On June 24, 2025, the Corporation entered into a master agreement, a module purchase agreement and a deed of consignment (collectively, the “Manufacturing Agreement”) with NationGate Solutions (M) Sdn. Bhd (“NationGate”). In accordance with the terms of the Manufacturing Agreement, NationGate will assemble and test consigned optical engines with a custom-designed fiber-attach unit (FAU) made specifically for one of POET’s key customers.

On July 17, 2025, the Corporation closed a non-brokered public offering of an aggregate 5,000,000 units of the Corporation (the “ July 2025 Units”) at a price of US$5.00 per July 2025 Unit for aggregate gross proceeds to the Corporation of US$25,000,000 (the “July 2025 Public Offering”). Each July 2025 Unit is comprised of one Common Share and one common share purchase warrant of the Corporation (the “July 2025 Warrants”), with each July 2025 Warrant being exercisable to acquire one Common Share at an exercise price of C$8.16 for a period of five years from the date of issuance. The July 2025 Public Offering was completed pursuant to a prospectus supplement to the Shelf Prospectus.

Effective as of the close of markets on August 27, 2025, the Corporation completed the TSXV De-Listing, and its Common Shares were voluntarily de-listed from the TSXV.

On August 29, 2025, the Corporation announced that it has partnered with NTT Innovative Devices Corporation, a subsidiary of Japan’s leading telecom company, to develop advanced optical engines to power next generation networks capable of supporting widespread use of artificial intelligence applications on mobile devices.

The Corporation has agreed in principal to the extension of its existing consulting agreement with L5 Capital dated April 30, 2024, as amended and restated on July 16, 2024, and further amended and restated on August 16, 2024 (as amended and restated, the “Consulting Agreement”). Pursuant to the Consulting Agreement, L5 Capital was engaged to act as an independent contractor capacity to provide certain advisory services to the Corporation, including special opportunity assessments and corporate development advice. As the Corporation anticipates that L5 Capital will continue to provide such services to the Corporation in the ordinary course, the Corporation and L5 Capital have discussed a proposed extension of the term of the Consulting Agreement, with some potential amendments still under negotiation.

On October 7, 2025, the Corporation closed a non-brokered private placement with a single institutional investor, pursuant to which the Corporation issued 13,636,364 common shares of the Corporation (the “October 2025 Common Shares”) and one common share purchase warrant of the Corporation (the “October 2025 Warrant”) exercisable until October 7, 2030, to acquire up to 13,636,364 common shares of the Corporation (the “October 2025 Warrant Shares”) at an exercise price of C$9.78 per October 2025 Warrant Share, for aggregate gross proceeds of US$75,000,002 (the “October 2025 Offering”). The combined price of one October 2025 Common Share and the October 2025 Warrant (in respect of one October 2025 Warrant Share) was equal to US$5.50.

Additional information regarding the business of the Corporation can be found in the AIF and other documents incorporated by reference herein and in the accompanying Shelf Prospectus, copies of which are available for review under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference”.

RISK FACTORS

An investment in the Corporation’s securities is speculative and involves a high degree of risk due to the nature of the Corporation’s business. Investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the other information contained in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein (and in particular, the risk factors discussed under the heading “Risk Factors” in the AIF).

The risks and uncertainties described in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein are those the Corporation currently believes to be material, but they are not the only ones the Corporation faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Corporation’s business, prospects, financial condition, results of operations and cash flows and consequently the price of the Corporation’s publicly traded securities could be materially and adversely affected. In all these cases, the trading price of the Corporation’s publicly traded securities could decline, and Investors could lose all or part of their investment.

We are dependent on a limited number of manufacturers.

Other than certain equipment, the Corporation does not own or operate its assembly and manufacturing facilities, nor does it have the resources to assemble and manufacture its products internally. As a result, the Corporation relies on a limited number of contract manufacturers and other third-party service providers (including GMSB and NationGate) over which the Corporation has limited control to assemble, test and manufacture its products. Accordingly, the Corporation is exposed to a number of risks, including possible work stoppages, shortages based on low manufacturing yield, errors in manufacturing, uncontrollable lead-times for manufacturing, capacity allocation, price increases, volatile inventory levels and delays in product delivery, any of which could result in delays in satisfying customer demand, increased costs and loss of revenue. In addition, due to the highly specialized nature of the Corporation’s business and products, only a limited number of third-party service providers have the capabilities to assemble, test and manufacture optical engines based on the Corporation’s existing design methodology. As such, in the event the Corporation needs to engage a new service provider, there can be no assurance that the Corporation will be able to locate and/or engage service providers that possess the capabilities necessary to service the Corporation’s needs, meet the Corporation’s existing delivery schedules, and provide satisfactory services to the Corporation at costs that are acceptable to the Corporation. Accordingly, the sudden loss of any of the Corporation’s existing third-party service providers could have a material adverse effect on the Corporation’s business and financial condition.

Our Common Shares are no longer listed on a Canadian stock exchange.

The Common Shares were previously listed for trading on the TSXV but have since been de-listed effective as of the close of markets on August 27, 2025. Upon completion of the TSXV De-Listing, the Common Shares are now listed solely on Nasdaq. Such TSXV-De-Listing may adversely affect the liquidity of, and trading market for, the Common Shares available to Canadian investors, and may impact the ability of certain investors to acquire, hold or dispose of the Common Shares in Canada. The lack of a Canadian exchange listing may have the effect of limiting the number of potential purchasers of the Common Shares and reducing the short-term trading volume and liquidity of the Common Shares. This could, in turn, increase the short-term volatility in the trading price of the Common Shares and may adversely affect the Corporation’s ability to raise capital in Canada in the future. Moreover, certain Canadian investors, including investment funds, pension funds and other institutional investors, may be restricted by their investment guidelines, regulatory requirements, fiduciary duties, internal policies or other factors from investing in securities not listed on a Canadian exchange. Accordingly, the universe of potential investors in the Common Shares may be reduced, and demand for the Common Shares in the Canadian market may be diminished.

Sales of a substantial number of our Common Shares, or the perception that such sales may occur, may adversely impact the price of our Common Shares.

Sales of a substantial number of our Common Shares in the public markets could depress the market price of our Common Shares and impair our ability to raise capital through the sale of additional equity securities. Substantially all of our outstanding Common Shares may be sold in the public market. If substantial additional Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Common Shares could decline. Sales of a substantial number of Common Shares in the public market could occur at any time. In addition, the issuance of our Offered Shares under the Offering could result in resales of our Common Shares by our current shareholders who may be concerned about the potential ownership dilution of their holdings. In turn, these sales could have the effect of depressing the market price for our Common Shares. We cannot predict the effect that future sales of our Common Shares would have on the market price of our Common Shares.

Our constating documents permit the issuance of an unlimited number of Common Shares, and the purchaser of the Common Shares will have no pre-emptive rights in connection with such further issuance. Our directors have discretion to determine the price and the terms of further issuances. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of our Common Shares. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Shares.

The Corporation will have broad discretion over the use of proceeds from the Offering.

The Corporation currently intends to allocate the net proceeds received from the Offering as described under the heading “Use of Proceeds”; however, management of the Corporation will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the Shelf Prospectus, as well as the timing of their expenditures. Given the broad discretion given to the Corporation’s management in the actual application of the net proceeds received from the Offering, the Corporation may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if the Corporation believes it would be in its best interests to do so, which may be in ways that an investor may not consider desirable. The failure by the Corporation’s management to apply any funds received effectively could have a material adverse effect on its business and results of operations. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds received from the Offering are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares on the open market.

Investors may not be able to obtain enforcement of civil liabilities against the Corporation.

The Corporation has subsidiaries incorporated in the U.S., Singapore, China and Malaysia. Certain directors and officers reside outside of Canada, and substantially all of the assets of these persons are located outside of Canada. It may not be possible for Investors to effect service of process against the Corporation’s directors, officers and subsidiaries who are not resident or located in Canada. In the event a judgment is obtained in a Canadian court against one or more of the Corporation’s directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in the jurisdictions where the Corporation’s subsidiaries are located. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

In addition, the enforcement by Investors of civil liabilities under the United States federal or state securities laws may be adversely affected by the fact that the Corporation is governed by the Business Corporations Act (Ontario) (“OBCA”), that several of the Corporation’s officers and directors are residents outside of the United States and that all, or a substantial portion, of their assets and a substantial portion of the Corporation’s assets, are located outside the United States. It may not be possible for Investors to effect service of process within the United States on, or enforce judgments obtained in the United States courts against, the Corporation or certain of the Corporation’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Corporation or the Corporation’s directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Corporation or the Corporation’s directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

The Corporation may be classified as a passive foreign investment company for U.S. federal income tax purposes for the current year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Offered Shares.

The Corporation would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules with respect to the income and assets of the Corporation’s corporate subsidiaries in which the Corporation owns at least 25% (by value) of the stock, either: (i) 75% or more of the Corporation’s gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of the Corporation’s assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Whether the Corporation is treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future is a factual determination that must be made annually after the close of each taxable year and is dependent on many factors, including the value of the Corporation’s passive assets, the amount and type of the Corporation’s gross income and market capitalization. Therefore, there can be no assurance that the Corporation will not be classified as a PFIC for the current or future taxable years. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined under the heading “Certain U.S. Federal Income Tax Considerations”) if the Corporation is treated as a PFIC for any taxable year during which such U.S. Holder holds the Offered Shares. See “Certain U.S. Federal Income Tax Considerations – Passive foreign investment company”.

If a U.S. Holder is treated as owning at least 10% of the Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of the Common Shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Corporation’s group, if any. If United States shareholders collectively own more than 50% of the voting power or value of the Corporation or any of its non-U.S. subsidiaries, the Corporation and such non-U.S. subsidiaries each would be classified as a controlled foreign corporation. Additionally, because the Corporation’s group includes one or more U.S. subsidiaries, the application of certain stock attribution rules under the U.S. tax laws in effect for taxable years of foreign corporations that begin before January 1, 2026 (the “Downward Attribution Rules”) could cause certain of the Corporation’s non-U.S. subsidiaries to be treated as controlled foreign corporations, regardless of whether the Corporation is treated as a controlled foreign corporation. The Downward Attribution Rules were amended as part of the One Big Beautiful Bill Act (the “OBBBA”) that was enacted on July 4, 2025. Effective for taxable years of foreign corporations beginning after December 31, 2025, the OBBBA amendments generally prohibit downward attribution from a foreign person, such as the Corporation, to its non-U.S. subsidiaries for purposes of determining United States shareholder and controlled foreign corporation status. Consequently, the Corporation’s non-U.S. subsidiaries generally are not expected to be treated as controlled foreign corporations for taxable years of beginning after December 31, 2025 solely as a result of the Corporation’s ownership of U.S. subsidiaries.

A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “net CFC tested income” and investments in U.S. property by controlled foreign corporations, regardless of whether the Corporation makes any distributions. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the running of the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. The Corporation cannot provide any assurances that it will assist its investors in determining whether it or any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to it or any of such controlled foreign corporations. Further, the Corporation cannot provide any assurances that it will furnish to any U.S. Holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in the Offered Shares.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Corporation’s U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws, and, therefore, it is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations that are applicable to U.S. domestic public companies. In addition, the Corporation is eligible to utilize the Multijurisdictional Disclosure System adopted by the United States and Canada (“MJDS”), which the Corporation elects to take advantage of in certain cases (including for purposes of this Prospectus Supplement, the Shelf Prospectus and the Registration Statement of which this Prospectus Supplement forms a part). As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of POET as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the U.S. Exchange Act.

The Corporation will likely lose its foreign private issuer status in the future, which could result in significant additional costs and expenses associated with additional disclosure, reporting, and governance requirements under the Exchange Act and Nasdaq continued listing rules (the “Nasdaq Rules”).

The Corporation expects that, in the future, it may no longer qualify as a “foreign private issuer” if the Corporation no longer qualifies as a foreign private issuer, the Corporation would become subject to the requirements imposed by the Exchange Act and the Nasdaq Rules on U.S. domestic reporting companies, including, but not limited to, the proxy disclosure requirements, events triggering shareholder approval and various corporate governance requirements. The Corporation would also be required to file annual, quarterly, and periodic reports on Forms 10-K, 10-Q, and 8-K, respectively, within the time periods required by the Exchange Act, which, in many instances, are significantly shorter than the time periods for foreign private issuers to file the less-extensive periodic reporting required of them. The Corporation’s directors, senior management and 10% or greater holders of the Corporation’s securities would also become subject to short-swing trading and other requirements of Section 16 of the Exchange Act in respect of their ownership of and transactions in our securities.

The regulatory and compliance costs to the Corporation under U.S. securities laws as a U.S. domestic issuer might be significantly higher than costs the Corporation currently incurs as a foreign private issuer, and such compliance could divert the time and attention of senior management from business strategy, which could have a material adverse effect on the Corporation’s business and financial results.

Potential fluctuations in financial results make financial forecasting difficult.

The Corporation’s revenues, cash flows and other operating results can vary from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors, unanticipated changes in contractual arrangements and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Common Shares may be materially and adversely affected.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be approximately US$142,249,998.81, after deducting the Placement Agent’s Commission (equal to US$7,499,999.93) and the fees and expenses of the Offering (estimated to be approximately US$250,000), which, in each case, will be paid out of the proceeds of the Offering. The Corporation intends to use the net proceeds from the Offering for corporate development, including targeted acquisitions, scaling up of R&D, acceleration of the light source business, expanding operations, and general working capital. See also “Business Objectives and Milestones” below.

The Corporation currently has a negative operating cash flow, which may continue for the foreseeable future. During the fiscal year ended December 31, 2024, the Corporation had negative cash flow from operating activities. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until sustained profitable commercial production is achieved on its main products and projects. As a result, if necessary, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities in future periods. See “Risk Factors – Negative cash flows from operations” in the Shelf Prospectus. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

While the Corporation intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and in the Shelf Prospectus and the documents incorporated by reference herein and therein.

Business Objectives and Milestones

The table below sets out certain key business objectives and milestones of the Corporation, and the estimated timing and cost for achieving such business objectives and milestones during the next 12 months from the date of this Prospectus Supplement. Such business objectives and milestones are based on the Corporation’s reasonable expectations and intended courses of action and current assumptions and judgement. As at September 30, 2025, the Corporation had approximately US$92.4 million in cash on hand and approximately US$54 million in working capital, which the Corporation expects will be sufficient to achieve the business objectives and milestones set forth in the table below. Despite the Corporation’s current cash and working capital position, as a research and development company operating in a fast-paced and ever-changing technology and artificial intelligence sector, the Corporation’s future capital requirements are uncertain and difficult to predict. The Corporation’s commitment to innovation and development necessitates a flexible and dynamic approach to financial planning and, as a result, although a portion of the net proceeds of the Offering may be deployed to advance the business objectives and milestones set forth below, the net proceeds of the Offering will provide the Corporation with the flexibility to adapt and to consider potential strategic acquisitions, finance further research and development, or consider other strategic initiatives.

Key Milestone	Stage	Timing	Expected Expenditures
Research & Development Programs:
Module Development	Development	Q4 2025	US$3,000,000
	Prototype	Q1 2026	US$2,000,000
	Production	Q2 2026	US$2,000,000
	Total		US$7,000,000
Light Sources for Artificial Intelligence	Development	Q3 2025	US$2,500,000
	Prototype	Q4 2025	US$2,000,000
	Production	Q1 2026	US$2,000,000
	Total		US$6,500,000
800G / 1.6T Tx	Development	Q3 2025	US$2,500,000
	Prototypes	Q4 2025	US$2,000,000
	Production	Q1 2026	US$1,000,000
	Total		US$5,500,000
Malaysia Expansion	—	Q3 2025- Q4 2025	US$7,000,000
	Total		US$7,000,000
Corporate Development	—	Q1 2026 – Q4 2026	US$10,000,000
	Total		US$10,000,000
Total Research & Development, Malaysia Expansion and Corporate Development			US$36,000,000

Investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See “Cautionary Statement Regarding Forward-Looking Information”.

Use of Proceeds from Prior Offerings

Since June 30, 2025, the Corporation has collectively raised aggregate gross proceeds of US$100 million from the July 2025 Public Offering and the October 2025 Offering. The Corporation’s working capital and cash balance as at June 30, 2025, has funded ongoing operations, and thus the Corporation has yet to deploy a material portion of the net proceeds that it has raised under such offerings. The proceeds of the Offering together with the balance of the Corporation’s available cash resources (including the unused proceeds of the July 2025 Public Offering and October 2025 Offering) continue to be intended for working capital and general corporate purposes, including the Corporation’s expansion in Malaysia and other corporate development.

PLAN OF DISTRIBUTION

Pursuant to the Placement Agency Agreement, the Corporation has engaged the Placement Agent to act as exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Offered Shares offered by this Prospectus Supplement and is not required to arrange the purchase or sale of any specific number of Offered Shares or dollar amount, but the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the Offered Shares under the Offering. The Offered Shares will be sold directly to the Investors at the Offering Price.

The Placement Agency Agreement provides that the obligations of the Placement Agent are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. The Corporation has agreed to pay the Placement Agent the Placement Agent’s Commission equal to 5.0% of the gross proceeds from the Offering. The Corporation has also agreed to reimburse the Placement Agent for certain reasonable and documented expenses.

The Corporation has agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the U.S. Securities Act and the U.S. Exchange Act.

The Securities Purchase Agreements provide that the Corporation’s obligation to issue and sell the Offered Shares to the Investors is subject to the conditions set forth in the Securities Purchase Agreements. The Investors’ obligations to purchase the Offered Shares is subject to the conditions set forth in the Securities Purchase Agreements as well as the absence of any material adverse change in the business of the Corporation and the receipt of customary opinions and closing certificates. The Corporation has agreed to indemnify the Investors against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by the Corporation in the Securities Purchase Agreements.

The Offering Price was determined by arm’s length negotiation among the Corporation, the Placement Agent and the Investors, with reference to the prevailing market price of the Common Shares. It is expected that the Closing Date will occur on or about October 28, 2025, or such later date as the Corporation and the Placement Agent may agree.

The Placement Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Placement Agency Agreement, nor will the Placement Agent and its affiliates bid for or purchase any of our securities or attempt to induce any person to purchase any of the Corporation’s securities other than as permitted under the U.S. Exchange Act, until the Placement Agent has completed its participation in the Offering.

The delivery of the Offered Shares to the Investors will be settled under the book-based system through the facilities of DTC, or by such other means as the Corporation and the Placement Agent may agree. Unless otherwise determined by the Corporation and the Placement Agent, the Investors will only receive a customer confirmation from the registered dealer that is a DTC participant through which the Offered Shares are purchased.

Pursuant to the terms of the Placement Agency Agreement and the Securities Purchase Agreements, the Corporation has agreed not to, without the prior written consent of the Placement Agent, for a period of 75 days after the Closing Date, (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents other than pursuant to an Exempt Transaction (as defined herein), or (ii) file any registration statement or amendment or supplement thereto, other than this Prospectus Supplement relating to the Offering or filing a registration statement on Form S-8 in connection with any employee benefit plan; provided, however, that the foregoing restriction shall not apply in respect of an Exempt Transaction. For the avoidance of doubt, “Exempt Transaction” shall mean the issuance of (a) Common Shares, options or other awards to employees, officers or directors of the Corporation pursuant to any equity incentive plan or other similar plan or arrangement duly adopted for such purpose up to the amounts and on the terms set forth in such plans or arrangements or the sale of Common Shares on behalf of officers or directors in order to satisfy tax obligations in connection with the vesting of equity compensation grants, (b) securities upon the exercise, exchange or conversion of securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding as of the date of the Securities Purchase Agreements, provided that such securities have not been amended since the date of the Securities Purchase Agreements to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than amendments made in accordance with the terms of such securities, (c) securities issued pursuant to acquisitions, joint ventures or other strategic transactions approved by the board of directors of the Corporation or a duly authorized committee thereof, provided that any such issuance shall only be to a person (or to the equity holders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business and shall be intended to provide to the Corporation additional benefits in addition to the investment of funds, but shall not include a transaction in which the Corporation is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, and (d) the Securities.

Additionally, the Corporation has agreed to a deliver a lock up agreement from each director and officer of the Corporation evidencing their agreement not to, for a period of 45 days after the Closing Date, offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by such director or officer, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the U.S. Exchange Act, with respect to, any Common Shares or securities convertible, exchangeable or exercisable into, Common Shares beneficially owned, held or hereafter acquired by such director or officer except as otherwise permitted pursuant to the terms of the lock up agreement.

The Company has given notice of the Offering to Nasdaq in accordance with the rules of that exchange.

The Placement Agent and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Placement Agent and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. In addition, the Placement Agent is serving as our sole placement agent in the United States in connection with the Offering. In the ordinary course of their various business activities, the Placement Agent and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the Placement Agent or its affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The Placement Agent and its affiliates may hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the securities offered hereby. Any such short positions could adversely affect future trading prices of the securities offered hereby. The Placement Agent and certain of its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Corporation that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

Common Shares

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of the date hereof, there are 110,893,462 Common Shares issued and outstanding.

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Corporation’s shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by POET’s board of directors. Holders of Common Shares are entitled to participate in any distribution of the Corporation’s net assets upon liquidation, dissolution or winding-up of the Corporation on an equal basis per Common Share.

See “Description of Share Capital” in the Shelf Prospectus for a detailed description of the attributes of the Common Shares.

CONSOLIDATED CAPITALIZATION

Other than as disclosed under the heading “Prior Sales” herein, there have been no material changes to the share and loan capital of the Corporation on a consolidated basis since the date of the Interim Financial Statements. In addition, as a result of the Offering, the equity capitalization of the Corporation will increase by the amount of the net proceeds, less expenses, of the Offering, and the number of Common Shares outstanding will increase by the amount of Offered Shares issued under the Offering.

PRIOR SALES

During the twelve-month period prior to the date of this Prospectus Supplement, the Corporation issued the following Common Shares and securities convertible or exchangeable for Common Shares (all prices are in C$, unless specified otherwise):

Date of Issuance	Description of Securities	Purchase/Exercise/Deemed Price per Security	Number of Securities
November 8, 2024	Common Shares(3)	$1.52	8,200
November 12, 2024	Common Shares(1)	$1.75	312
November 13, 2024	Common Shares(1)	$1.75	1,874
November 13, 2024	Options(2)	$5.57	450,000
November 14, 2024	Common Shares(1)	$1.75	312
November 15, 2024	Common Shares(1)	$1.75	96,407
November 18, 2024	Common Shares(3)	$1.52	4,000
November 20, 2024	Common Shares(1)	$1.75	6,599
November 21, 2024	Common Shares(1)	$1.75	5,000
November 25, 2024	Common Shares(1)	$1.75	5,000
November 26, 2024	Common Shares(1)	$1.75	32,499
November 27, 2024	Common Shares(1)	$1.75	5,125
November 28, 2024	Common Shares(1)	$1.75	1,674
December 3, 2024	Common Shares(4)	$5.24	5,555,556
December 3, 2024	Warrants(4)	$6.00	2,777,778
December 3, 2024	Common Shares(1)	$1.75	7,499
December 5, 2024	Common Shares(1)	$1.75	37,893
December 5, 2024	Options(2)	$7.19	18,823
December 6, 2024	Common Shares(1)	$1.75	5,000
December 10, 2024	Common Shares(1)	$1.75	6,719
December 12, 2024	Common Shares(1)	$1.75	5,000
December 19, 2024	Common Shares(3)	$1.52	10,000
December 24, 2024	Common Shares(1)	$1.75	625
December 30, 2024	Common Shares(1)	$1.75	9,625
January 1, 2025	Common Shares(1)	$1.75	46,876
January 3, 2025	Common Shares(1)	$1.75	2,951
January 6, 2025	Common Shares(1)	$1.75	24,312
January 8, 2025	Common Shares(3)	$1.52	9,000
January 15, 2025	Common Shares(1)	$1.75	4,000
January 22, 2025	Common Shares(3)	$1.52	16,500
January 31, 2025	Common Shares(1)	$1.75	6,798
February 5, 2025	Common Shares(3)	$4.26	1,400,000
February 10, 2025	Common Shares(3)	$1.52	14,800
February 11, 2025	Common Shares(1)	$1.75	2,188
February 20, 2025	Common Shares(1)	$1.75	2,875
February 25, 2025	Common Shares(1)	$1.75	11,250
February 25, 2025	Common Shares(1)	$1.79	20,000
February 28, 2025	Common Shares(1)	$1.75	1,094
March 13, 2025	Options(2)	$5.30	155,000
March 21, 2025	Common Shares(1)	$1.75	4,906
April 8, 2025	Common Shares(1)	$1.75	700
April 10, 2025	Common Shares(1)	$1.75	1,094
April 29, 2025	Common Shares(1)	$1.75	125,342

May 5, 2025	Common Shares(1)	$1.75	27,800
May 8, 2025	Common Shares(3)	$1.12	83,000
May 22, 2025	Common Shares(5)	US$5.00	6,000,000
May 22, 2025	Warrants(5)	$8.32	6,000,000
May 26, 2025	Warrants(5)	$1.52	8,500
May 26, 2025	Warrants(5)	$1.52	70,000
May 28, 2025	Options(2)	$1.75	500
May 30, 2025	Options(2)	$1.75	11,443
May 30, 2025	Options(2)	$1.79	40,000
June 5, 2025	Options(2)	$1.79	10,000
June 12, 2025	Options(2)	$1.75	6,000
June 17, 2025	Options(2)	$1.75	6,000
June 18, 2025	Options(2)	$1.75	67,894
June 18, 2025	Options(2)	$1.75	132,106
June 24, 2025	Options(2)	$1.75	58,646
June 25, 2025	Options(2)	$1.75	64,154
June 26, 2025	Options(2)	$1.75	48,380
June 27, 2025	Options(2)	$1.75	40,275
June 27, 2025	Options(2)	$2.48	1,250
June 30, 2025	Options(2)	$1.79	10,000
June 30, 2025	Options(2)	$1.75	10,000
June 30, 2025	Warrants(5)	$1.52	222,222
June 30, 2025	Restricted Share Units(7)	—	72,340
July 2, 2025	Options(2)	$2.48	4,250
July 2, 2025	Options(2)	$1.75	9,000
July 3, 2025	Options(2)	$1.79	25,000
July 4, 2025	Options(2)	$1.75	25,000
July 9, 2025	Options(2)	$1.75	7,582
July 9, 2025	Restricted Share Units(7)	—	21,200
July 10, 2025	Options(2)	$1.75	32,375
July 11, 2025	Warrants(5)	$1.52	44,400
July 11, 2025	Options(2)	$1.75	39,187
July 11, 2025	Warrants(5)	$1.12	13,500
July 11, 2025	Warrants(5)	$1.12	76,500
July 17, 2025	Common Shares(6)	US$5.00	5,000,000
July 17, 2025	Warrants(6)	$8.16	5,000,000
July 22, 2025	Options(2)	$1.75	8,043
July 22, 2025	Options(2)	$1.79	15,000
July 22, 2025	Options(2)	$2.48	1,250
July 30, 2025	Warrants(6)	$1.52	100,000
August 7, 2025	Restricted Share Units(7)	—	3,005,009
August 12, 2025	Options(2)	$1.75	313
August 14, 2025	Options(2)	$1.75	2,813

August 19, 2025	Options(2)	$1.75	2,949
August 21, 2025	Options(2)	$1.75	3,125
August 25, 2025	Warrants(6)	$1.52	11,111
August 26, 2025	Options(2)	$1.75	813
September 29, 2025	Options(2)	$1.75	269,213
October 1, 2025	Options(2)	$1.75	145,000
October 2, 2025	Options(2)	$1.75	201,376
October 3, 2025	Options(2)	$1.75	194,752
October 6, 2025	Common Shares(1)	$1.75	313
October 7, 2025	Common Shares(1)	$1.75	313
October 7, 2025	Common Shares(8)	US$5.50	13,636,364
October 7, 2025	Warrants(8)	$9.78	13,636,364
October 7, 2025	Common Shares(3)	$1.52	43,000
October 8, 2025	Common Shares(1)	$1.75	235,376
October 9, 2025	Common Shares(1)	$1.75	1,258,756
October 9, 2025	Common Shares(3)	$1.52	81,967
October 10, 2025	Common Shares(1)	$1.75	134,426
October 15, 2025	Common Shares(1)	$1.75	127,937
October 15, 2025	Common Shares(3)	$4.26	3,258,390
October 15, 2025	Common Shares(3)	$1.52	25,000
October 16, 2025	Common Shares(1)	$1.75	17,563
October 17, 2025	Common Shares(1)	$1.75	3,046
October 17, 2025	Common Shares(3)	$1.52	329,000
October 23, 2025	Common Shares(1)	$1.75	176,556

Notes:

(1)	Issued upon the exercise of stock options of the Corporation granted pursuant to the Corporation’s stock option plan (as amended, the “Stock Option Plan”).

(2)	Represents options granted pursuant to the Stock Option Plan.

(3)	Represents an exercise of common share purchase warrants of the Corporation.

(4)	On December 3, 2024, the Corporation completed a registered direct offering pursuant to which the Corporation issued 5,555,556 Common Shares and the December 2024 Warrant, exercisable to acquire up to 2,777,778 Common Shares. The combined price of one Common Share and accompanying December 2024 Warrant in respect of one Common Share was US$4.50. The exercise price under the December 2024 Warrant is US$6.00 per Common Share and is exercisable for a period of five years from the date of issuance.

(5)	On May 22, 2025, the Corporation completed a non-brokered private placement with a single institutional investor pursuant to which the Corporation issued 6,000,000 Common Shares and one common share purchase warrant of the Corporation (the “May 2025 Warrant”) exercisable to acquire up to 6,000,000 Common Shares. The combined price of one Common Share and accompanying May 2025 Warrant in respect of one Common Share was US$5.00. The exercise price under the May 2025 Warrant is $8.32 per Common Share and is exercisable for a period of five years from the date of issuance.

(6)	On July 17, 2025, the Corporation completed the July 2025 Public Offering, pursuant to which the Corporation issued 5,000,000 July 2025 Units. Each July 2025 Unit is comprised of one Common Share and one July 2025 Warrant, with each July 2025 Warrant being exercisable to acquire one Common Share at an exercise price of C$8.16 for a period of five years from the date of issuance.

(7)	The restricted share units were granted subject to provisions of the Corporation’s omnibus incentive plan.

(8)	On October 7, 2025, the Corporation completed a non-brokered private placement with a single institutional investor pursuant to which the Corporation issued 13,636,364 Common Shares and one common share purchase warrant (the “October 2025 Warrant”) exercisable to acquire 13,636,364 Common Shares. The combined price of one Common Share and accompanying October 2025 Warrant in respect of one Common Share was US$5.50. The exercise price under the October 2025 Warrant is $9.078 per Common Share and is exercisable, in whole or in part, until October 7, 2030.

PRICE RANGE AND TRADING VOLUMES

The Common Shares on Nasdaq under the symbol “POET”. The following table sets forth the reported price range and trading volume of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	Nasdaq (prices in US$)
Periods	Price Range (low – high)	Volume
October 2024	$3.64 – $4.88	5,412,658
November 2024	$3.46 – $5.51	5,577,112
December 2024	$4.11– $7.79	13,121,216
January 2025	$4.46– $7.00	9,569,301
February 2025	$3.715 – $5.37	5,991,975
March 2025	$3.11 – $4.65	4,614,817
April 2025	$1.01 – $3.41	3,949,502
May 2025	$4.12 – $4.80	2,642,993
June 2025	$3.89 – $5.94	5,758,319
July 2025	$4.95 – $7.60	13,698,376
August 2025	$4.68 – $5.88	5,804,523
September 2025	$6.81 – $4.95	9,983,674
October 1 – October 27, 2025	$5.47– $9.41	59,778,345

Source: Bloomberg

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, as of the date of this Prospectus Supplement, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires beneficial ownership of Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Corporation and the Placement Agent, (ii) is not affiliated with the Corporation or the Placement Agent, (iii) acquires and holds the Offered Shares as capital property, (iv) has not been and will not be (and has not been and will not be deemed to be) resident in Canada at any time, and (v) does not use or hold, and is not deemed to use or hold, the Offered Shares in carrying on a business in Canada (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold such securities in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

Special considerations, which are not discussed in this summary, may apply to a Holder that is an insurer that carries on (or is deemed to carry on) an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form, or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Shares pursuant to the Offering having regard to their own particular circumstances.

Currency

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must generally be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Corporation on Common Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Holder who is resident in the United States for purposes of the Treaty, who is the beneficial owner of the dividends and who is fully entitled to the benefits of the Treaty (a “U.S. Treaty Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Treaty Holder that is a corporation that beneficially owns at least 10% of the Corporation’s voting shares). Holders should consult their tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Disposition of Offered Shares

A Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to claim a capital loss) realized by such Holder on a disposition (or deemed disposition) of Offered Shares unless such Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Holder at the time of the disposition and such Holder is not entitled to an exemption from tax pursuant to the terms of an applicable income tax treaty or convention at the time of the disposition.

Generally, provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the Nasdaq) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Holder at such time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation were owned by or belonged to one or any combination of (i) the Holder, (ii) persons with whom the Holder did not deal at arm’s length (for the purposes of the Tax Act), and (iii) partnerships in which the Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, and (b) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem Offered Shares to be taxable Canadian property in certain circumstances.

Even if the Offered Shares are taxable Canadian property of a Holder, such Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention.

Holders whose Offered Shares are or may be taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain U.S. federal income tax considerations to U.S. Holders (as defined below) under current U.S. federal income tax law of an investment in the Offered Shares acquired pursuant to the Offering. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, or the Medicare contribution tax on net investment income or the alternative minimum tax, are not discussed. This summary applies only to investors who acquire and hold the Offered Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and who have the U.S. Dollar as their functional currency. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect as of the date of this Prospectus Supplement. All of the foregoing authorities are subject to change, which change could apply retroactively and could adversely affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax considerations relevant to a holder’s particular circumstances or to holders subject to particular rules, including, without limitation:

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	persons whose functional currency is not the U.S. Dollar;

●	persons holding the Offered Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	brokers, dealers or traders in securities, commodities or currencies;

●	S corporations or entities or arrangements treated as partnerships for U.S. federal income tax purposes;

●	tax-exempt organizations or governmental organizations;

●	individual retirement accounts or other tax-deferred accounts;

●	persons who acquired the Offered Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons that own or are deemed to own 10% or more of the Corporation’s stock by vote or value directly, indirectly or constructively;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Offered Shares being taken into account in an applicable financial statement;

●	persons that hold Offered Shares through a permanent establishment or fixed base outside the United States; and

●	persons deemed to sell Offered Shares under the constructive sale provisions of the Code.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Offered Shares that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an investor is an entity taxable as a partnership for U.S. federal income tax purposes, such investor’s tax treatment generally will depend on the activities of the partnership. Partnerships holding Offered Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable to them.

Taxation of dividends and other distributions on the Offered Shares

The discussion in this section “Taxation of dividends and other distributions on the Offered Shares” is subject to the discussion regarding PFICs below.

The gross amount of any distribution to a U.S. Holder with respect to the Offered Shares, including any non-U.S. taxes withheld from the amount paid, will be included in such U.S. Holder’s gross income as dividend income when actually or constructively received to the extent that the distribution is paid out of the Corporation’s current or accumulated earnings and profits (as determined applying U.S. federal income tax principles). To the extent the amount of the distribution exceeds the Corporation’s current and accumulated earnings and profits, it will be treated first as a return of a U.S. Holder’s tax basis in the Offered Shares, and to the extent the amount of the distribution exceeds the tax basis, as capital gain. The Corporation does not intend to calculate its earnings and profits applying U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions will generally be reported as ordinary dividend income. Dividends paid by the Corporation will not be eligible for the dividends-received deduction available to corporations in respect of dividends received from U.S. corporations.

Subject to certain holding period and other limitations, dividends the Corporation pays to certain non-corporate U.S. Holders may be “qualified dividend income” taxable for regular U.S. federal income tax purposes at preferential tax rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends.

Dividends paid by the Corporation will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. Dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss. A loss might not be deductible due to certain limitations.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Any tax withheld with respect to distributions on the Offered Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute “passive category income.” The rules with respect to the foreign tax credit are complex and may depend upon a U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of disposition of the Offered Shares

The discussion in this section “Taxation of disposition of Offered Shares” is subject to the discussion regarding PFICs below.

A U.S. Holder will recognize gain or loss on any sale, exchange or other taxable disposition of the Offered Shares equal to the difference between the amount realized (in U.S. Dollars) on the disposition and such holder’s tax basis (in U.S. Dollars) in the Offered Shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held the Offered Shares for more than one year at the time of the disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at reduced rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances.

Passive foreign investment company

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, after applying certain look-through rules with respect to subsidiaries in which the Corporation owns at least 25% (by vote or value) of the stock, either:

●	at least 75% of its gross income for such taxable year is passive income, or

●	at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income.

The Corporation believes it was not a PFIC for the year ended December 31, 2024. Whether the Corporation will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future is a factual determination that must be made annually after the close of each taxable year, and is dependent on a number of factors, including the value of the Corporation’s passive assets, the amount and type of the Corporation’s gross income and the market price of the Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years.

If the Corporation is a PFIC for any taxable year during a U.S. Holder’s holding period for the Offered Shares, it generally will continue to be treated as a PFIC with respect to such holder’s investment in the Offered Shares for all succeeding years during which such holder holds the Offered Shares. In that event, a U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized on a disposition of the Offered Shares and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect of the Offered Shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) as if such income had been recognized ratably over the U.S. Holder’s holding period. Tax would be computed on such income at the highest ordinary income tax rate in effect for each taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the Offered Shares, such holder will include in income for each year that the Corporation is treated as a PFIC, an amount equal to the excess, if any, of the fair market value of the Offered Shares as of the close of such holder’s taxable year over the holder’s adjusted basis in the Offered Shares. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Offered Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Offered Shares, as well as to any loss realized on the actual sale or disposition of the Offered Shares, in each case to the extent the amount of such loss does not exceed the net mark-to-market gains for the Offered Shares previously included in income. A U.S. Holder’s basis in the Offered Shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Common Shares are listed on Nasdaq, which is a qualified exchange. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs the Corporation owns, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by the Corporation that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Investors should consult their tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat the Corporation as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that the Corporation is a PFIC, on its pro rata share of the Corporation’s ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year of its holding period in which the Corporation is a PFIC. In the event that the Corporation concludes that it will be classified as a PFIC, the Corporation will also determine at that time whether it will provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to the Corporation’s prior year losses or the amount of cash distributions, if any, received from the Corporation. A U.S. Holder’s basis in its Offered Shares will increase by any amount included in income and decrease by any distributions of amounts previously taxed under the QEF rules.

If the Corporation is a PFIC for any taxable year during which a U.S. Holder owns Offered Shares, it generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years even if it ceases to meet the requirements for PFIC status. Notwithstanding any election made with respect to the Offered Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Common Shares will not qualify as “qualified dividends” eligible for taxation at reduced federal income tax rates.

A U.S. Holder of a PFIC is required to file an IRS Form 8621. U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules to an investment in the Offered Shares.

Information reporting and backup withholding

Dividend payments (including constructive dividends) with respect to the Offered Shares and proceeds from the sale, exchange or other disposition of the Offered Shares may be subject to information reporting to the IRS and U.S. backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

●	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

●	furnishes an incorrect taxpayer identification number;

●	is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

●	fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Additional reporting requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the Offered Shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to comply with such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of Offered Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by (i) Bennett Jones LLP with respect to Canadian legal matters and (ii) Katten Muchin Rosenman LLP with respect to United States legal matters. The Placement Agent is being represented in connection with the Offering by McGuireWoods LLP with respect to United States legal matters.

AUDITOR, TRANSFER AGENT AND REGISTRAR

POET’s auditors are Davidson & Company LLP, 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6, which were appointed by the Corporation effective as of April 23, 2024. The Corporation accepted the resignation of Marcum LLP, Certified Public Accountants, the predecessor auditor of the Corporation on April 22, 2024.

The transfer agent and registrar of the Common Shares is Computershare Investor Services Inc., 510 Burrard St. 3rd Floor, Vancouver, British Columbia, V6C 3B9.

INTERESTS OF EXPERTS

Davidson & Company LLP and Marcum LLP, Certified Public Accountants, each prepared an auditor’s report with respect to the Corporation’s annual financial statements for the years ended December 31, 2024, and December 31, 2023 and 2022, respectively, which reports are incorporated by reference into the Shelf Prospectus and this Prospectus Supplement. Each of Davidson & Company LLP and Marcum LLP have advised that they are independent in accordance with, and within the meaning of, the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of each of Bennett Jones LLP and Katten Muchin Rosenman LLP, respectively, beneficially own, directly or indirectly, less than 1% of any securities of the Corporation or any associate or affiliate of the Corporation.

Prospective purchasers should consult their own tax advisors with respect to their individual circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation incorporated under and governed by the OBCA. Some of the directors and officers of the Corporation, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside Canada or the United States, and all or a substantial portion of their assets are located outside Canada and the United States. The Corporation has appointed an agent for service of process in Canada, but it may be difficult for holders of securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation under applicable securities laws.

In addition, it may be difficult for investors who reside in the U.S. to effect service within the U.S. upon those of the Corporation’s directors, officers and experts who are not residents of the U.S. It may also be difficult for investors who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Corporation’s civil liability and the civil liability of the Corporation’s directors, officers and experts under the U.S. federal securities laws. A final judgment for a liquidated sum in favor of a private litigant granted by a U.S. court and predicated solely upon civil liability under U.S. federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon U.S. federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System, with an address at 111 Eighth Avenue, New York, NY 10011 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Offered Shares under this Prospectus.

Jean-Louis Malinge, Suresh Venkatesan, Theresa Lan Ende, Glen A. Riley, Robert Tirva and Sohail Khan, each a director of the Corporation, and Thomas Mika, the Chief Financial Officer of the Corporation, reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Jean-Louis Malinge	Bennett Jones LLP
Suresh Venkatesan	3400 One First Canadian Place, PO Box 130,
Theresa Lan Ende	Toronto, Ontario
Glen A. Riley	M5X 1A4
Thomas Mika
Robert Tirva
Sohail Khan

Investors are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASER’S STATUTORY RIGHT OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a Prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under the legislation in each of the provinces and territories of Canada, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirement is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from POET Technologies Inc. at 120 Eglinton Avenue East, Suite 1107, Toronto, ON M4P 1E2 (Telephone: 416-368-9411), and are also available electronically at www.sedarplus.ca and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 6, 2024

POET Technologies Inc.

US$250,000,000

Common Shares

Debt Securities

Convertible Securities

Subscription Receipts

Warrants

Units

POET Technologies Inc. (the “Corporation” or “POET”) may, from time to time, offer and issue common shares (“Common Shares”), debt securities (“Debt Securities”), securities convertible into or exchangeable for Common Shares and/or other securities (“Convertible Securities”), subscription receipts, each of which, once purchased, entitle the holder to receive upon the satisfaction of certain release conditions, and for no additional consideration, one or more Common Shares and/or other Securities (as defined herein) (“Subscription Receipts”), warrants to purchase Common Shares and/or other Securities (together, “Warrants”), and units comprised of a combination of any of the above (“Units” and, together with the Common Shares, Debt Securities, Convertible Securities, Subscription Receipts and Warrants, the “Securities”) in an aggregate initial offering price of up to US$250,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), in one or more transactions during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered for sale separately or in combination with one or more other Securities, in amounts, at prices and on such terms as the Corporation may determine from time to time depending upon its financing requirements, prevailing market conditions at the time of sale and other factors.

Any offering made pursuant to this Prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies prepared in accordance with U.S. generally accepted accounting principles.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts that may be named in the Registration Statement (as defined below) may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of any offering of Securities will be set forth in an applicable prospectus supplement (a “Prospectus Supplement”) and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the issue price; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms and any other terms specific to the Debt Securities being offered; (iii) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price, the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the conditions and procedures for the exchange of the Subscription Receipts for Common Shares and/or other Securities, provisions applicable to any escrow of the proceeds from the sale of the Subscription Receipts and for the release of such proceeds from escrow, any securities exchange listing, and any other terms specific to the Subscription Receipts being offered; (v) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms; and (vi) in the case of Units, the designation, number and terms of the Common Shares and/or other Securities forming part of the Units, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Units are issued and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus. One or more securityholders of the Corporation may also offer and sell Securities under this prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “Secondary Offerings by Selling Securityholders”.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation or any Selling Securityholders may sell Securities to or through underwriters or dealers from time to time and may also sell Securities directly to purchasers pursuant to applicable statutory exemptions or through agents. Underwriters, dealers or agents with respect to the Securities sold to or through underwriters, dealers or agents will be named in the Prospectus Supplement relating to that particular offering of Securities. The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of Securities including, to the extent applicable, any fees, discount or other remuneration payable to the underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the proceeds that the Corporation and/or any Selling Securityholders will receive and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non- fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the Securities.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. See “Plan of Distribution.”

This Prospectus may qualify an “at-the-market distribution” (as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)). The Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by the Corporation or any Selling Securityholders. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be “at-the-market distributions,” including sales made directly on the TSX Venture Exchange (the “TSXV”), the Nasdaq Capital Market (“Nasdaq”), or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement.

In connection with any underwritten offering of Securities other than an “at-the-market distribution,” unless otherwise specified in the relevant Prospectus Supplement, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. See “Plan of Distribution.” No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may, in connection with an “at the market distribution,” enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities being distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in such underwriter or dealer creating an over-allocation position in the securities.

This Prospectus, together with an applicable Prospectus Supplement, qualifies the issuance of Debt Securities. The Corporation has no long-term debt as of the date hereof and had no long-term debt as of December 31, 2023. Though the Corporation has no long-term debt to service, the Corporation also has limited financial resources and negative cash flow. As a result of the foregoing, the earnings coverage ratio for the twelve months ended December 31, 2023, is less than one-to-one. The earnings coverage ratio is calculated by dividing an entity’s profit or loss by its borrowing costs and dividend obligations.

The Corporation’s issued and outstanding Common Shares are listed on the TSXV under the symbol “PTK” as well as on the Nasdaq under the symbol “POET”. The closing price of the Common Shares on the TSXV and on the Nasdaq on September 5, 2024, the last trading day prior to the date of this Prospectus, was CAD$3.97 and US$2.94, respectively.

Any offering of Securities other than Common Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities other than Common Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure prospective purchasers that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market, if any, for such Securities.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in Canada and the United States. This Prospectus does not discuss United States or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor. See “Risk Factors.”

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in the Securities. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors.” See also “Secondary Offerings by Selling Securityholders.”

Jean-Louis Malinge, Suresh Venkatesan, Theresa Lan Ende and Glen Riley each a director of the Corporation, and Thomas Mika, the Executive Vice President and Chief Financial Officer of the Corporation, reside outside of Canada. Each of the foregoing has appointed Bennett Jones LLP as agents for service of process at 3400 One First Canadian Place, PO Box 130, Toronto, Ontario M5X 1A4. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Investors should rely only on the information contained or incorporated by reference in the Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide investors with different or additional information. If anyone provides investors with different or additional information, investors should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in the Prospectus and any applicable Prospectus Supplement is accurate only as at the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as at the date of that document, regardless of the time of delivery of the Prospectus and any applicable Prospectus Supplement or of any sale of the Corporation’s securities. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in the Prospectus and any applicable Prospectus Supplement and the documents incorporated by reference in the Prospectus and any applicable Prospectus Supplement were obtained from market research, publicly available information, and/or industry publications.

The head office of the Corporation is Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2.

INTERPRETATION

In this Prospectus, unless otherwise indicated or the context otherwise requires, the terms “POET,” the “Corporation,” the “Issuer,” “we,” “us” and “our” are used to refer to POET Technologies Inc. and its subsidiaries.

The address of the Corporation’s website is www.poet-technologies.com. Information contained on POET’s website does not form part of this Prospectus nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized any person to provide different information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you.

Unless otherwise indicated, all dollar amounts in this Prospectus are expressed in United States dollars. Canadian dollars are stated as “CAD$.” On September 5, 2024, the last business day before the date of this Prospectus, the daily exchange rate as quoted by the Bank of Canada was CAD$1.00 = US$0.7400 (or US$1.00 = CAD$1.3514).

The Securities being offered for sale under this Prospectus may only be sold in those jurisdictions in which offers and sales of the Securities are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as at the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains forward-looking statements and forward-looking information within the meaning of Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “continues,” “with a view to,” “is designed to,” “pending,” “predict,” “potential,” “plans,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” and similar expressions or variations thereon, or statements that events, conditions or results “can,” “might,” “will,” “shall,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and forward-looking information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this Prospectus are subject to various risks and uncertainties, including those described under the heading “Risk Factors” as well as under the heading “Risk Factors” in the AIF (as defined herein), many of which are difficult to predict and generally beyond the control of the Corporation, including without limitation, risks:

●	associated with the Corporation’s ability to attract and retain key personnel;

●	associated with the Corporation’s history of operating losses;

●	associated with the Corporation’s limited operating history in the data center market;

●	associated with the highly complex and uncertain nature of developing technologically advanced products in the semiconductor and photonics sectors;

●	associated with the optical data communications industry, including rapid growth, volatility and dependence on rapidly changing technologies;

●	that the Corporation’s objectives for the development of new products will not be met within the timelines the Corporation expects or at all;

●	that the Corporation will not be able to compete in the highly competitive market;

●	the Corporation’s reliance on the success of its Optical Interposer, and its reliance on a joint venture to assemble, test, package and sell its products;

●	associated with the Corporation’s products being completed, qualified and introduced according to end-user requirements;

●	associated with the difficulties of forecasting customer demand and product mix accurately;

●	associated with engineering, product development and manufacturing;

●	associated with the Corporation’s reliance on a limited number of key suppliers and contract manufacturers;

●	associated with companies operating in the People’s Republic of China;

●	associated with economic and political uncertainties;

●	associated with governmental export and import controls;

●	the Corporation’s limited financial liquidity;

●	associated with the liquidity of the Common Shares;

●	associated with the Corporation’s need for additional financing, which may not be available on acceptable terms or at all;

●	that the trading price of the Common Shares of the Corporation will be volatile;

●	that shareholders’ interests will be diluted through future stock offerings or options and warrant exercises;

●	that sales of Common Shares, or the prospect of future sales, may depress our stock price;

●	associated with the Corporation’s internal control over financial reporting;

●	associated with successfully protecting patents and trademarks and other intellectual property rights;

●	associated with potential intellectual property disputes;

●	associated with disruptions or failures in information technology systems and network infrastructures;

●	associated with significant disruption in, or breach in security of, our information technology systems or violations of data protection laws;

●	associated with potential political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses in the countries in which we and our customers, suppliers and contract manufacturers are located;

●	related to periodic changes in a specific country’s or region’s economic conditions, such as recession;

●	associated with natural disasters or other catastrophic events;

●	associated with regulatory matters, including the Corporation’s ability to obtain all required licenses to conduct its business, trade related barriers, certification requirements, and Canadian and foreign anticorruption laws,

●	associated with fluctuations in foreign currency exchange rates;

●	associated with the failure to comply with the U.S. Foreign Corrupt Practices Act;

●	concerning the actual allocation of proceeds from any financings undertaken by the Corporation.

●	concerning the Corporation’s ability to use its net operating losses and certain other tax attributes;

●	associated with the Corporation’s ability to maintain its status as a “foreign private issuer;” that the rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation; and

●	associated the with Corporation’s characterization as a passive foreign investment company.

Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading “Risk Factors” in this Prospectus and in the AIF and elsewhere in this Prospectus and the documents incorporated by reference herein. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business operations.

Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference into this Prospectus. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:

●	the state of the equity and debt capital markets;

●	the supply and demand for the Corporation’s products;

●	the Corporation’s expected operating and capital costs;

●	the Corporation’s ability to raise any necessary additional capital on reasonable terms to advance the research and development of its products and achieve its other business objectives;

●	the economy and the semiconductor and photonics sector in general;

●	the success of the Corporation’s products;

●	the stability of the legislative and operating framework for the Corporation occur;

●	the accuracy of budgeted costs and expenditures;

●	the stability of foreign exchange rates;

●	the cost of equipment and labor as anticipated;

●	the receipt of any necessary regulatory approvals;

●	the Corporation’s ability to attract and retain skilled staff;

●	prices and availability of equipment;

●	the ability of contracted parties to provide goods and/or services on a timely basis or at all; and

●	no significant events occur outside of the Corporation’s normal course business.

All forward-looking statements contained in this Prospectus and the documents incorporated herein by reference are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at its head office at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, and are also available electronically in Canada through the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents of the Corporation, filed by the Corporation with the securities commissions or similar authority in each of the provinces and territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference in this Prospectus:

●	annual information form for the year ended December 31, 2023, on United States Securities and Exchange Commission Form 20-F, dated March 28, 2024 (the “AIF”);

●	management information circular dated May 25, 2023, relating to the annual and special meeting of shareholders held on June 30, 2023;

●	management information circular dated May 9, 2024, relating to the annual and special meeting of shareholders to be held on June 21, 2024;

●	consolidated audited financial statements for the years ended December 31, 2023, 2022 and 2021, together with the auditors’ report thereon;

●	management’s discussion and analysis for the year ended December 31, 2023 (the “MD&A”);

●	interim financial statements for the three and six months ended June 30, 2024;

●	management’s discussion and analysis for the three and six months ended June 30, 2024; and

●	material change report dated May 13, 2024, concerning the May 2024 LIFE Offering and the May 2024 Offering (each as defined herein),

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Any documents of the type described in section 11.1 of Form 44-101F1 – Short Form Prospectus, if filed by the Corporation after the date of this Prospectus and before the termination of the distribution, are deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Corporation’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

All information permitted by National Instrument 44-102 – Shelf Distributions to be omitted from this base shelf Prospectus will be contained in one or more shelf Prospectus Supplements that will be delivered to purchasers together with this base shelf Prospectus. Each shelf Prospectus Supplement will be incorporated by reference into this base shelf Prospectus for the purposes of securities legislation as of the date of the shelf Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.

The Corporation may determine to incorporate into any Prospectus Supplement, including any Prospectus Supplement that it files in respect of an “at-the-market” offering, any news release that the Corporation disseminates in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws). In this event, the Corporation will identify such news release as a “designated news release” for the purposes of this Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR+ (www.sedarplus.ca) (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into this Prospectus and the Prospectus Supplement for the offering in respect to which the Prospectus Supplement relates.

MARKETING MATERIALS

Certain “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) may be used in connection with a distribution of Securities. Any “template version” (as defined in NI 41-101) of any marketing materials filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference;” (2) the consent of Marcum LLP; (3) powers of attorney from certain of the Corporation’s directors and officers; and (4) the form of indenture relating to the Debt Securities.

AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Corporation has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the U.S. Securities Act with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

POET TECHNOLOGIES INC.

The legal and commercial name of the Corporation is POET Technologies Inc. The Corporation was originally incorporated under the Business Corporations Act (British Columbia) on February 9, 1972, as Tandem Resources Ltd. On November 14, 1985, Tandem Resources Ltd. amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd., to continue as one company under the name Tandem Resources Ltd. under the Business Corporations Act (British Columbia). By Articles of Continuance dated January 3, 1997, Tandem Resources Ltd. was continued under the Business Corporations Act (Ontario) (“OBCA”). By Articles of Amendment dated September 26, 2006, Tandem Resources Ltd. changed its name to OPEL International Inc. By Certificate of Continuance dated January 30, 2007, OPEL International Inc. was continued under the Business Corporations Act (New Brunswick). By Articles of Continuance dated November 30, 2010, OPEL International Inc. was continued under the OBCA and changed its name to OPEL Solar International Inc. By Articles of Amendment dated August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies Inc. By Articles of Amendment dated July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc. Today, the Corporation is an Ontario-based corporation governed by the OBCA.

The Corporation is a reporting issuer in each of the provinces of Canada.

Intercorporate Structure

The following is the corporate structure of POET as of the date hereof.

Description of the Business

The Corporation is a design and development company offering photonic integrated packaging solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” to describe similar approaches within the semiconductor industry. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. We believe the cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing. The emergence of artificial intelligence systems over the past year has placed extraordinary demands on cloud-based artificial intelligence service providers and hyperscale data centers for increases in network speeds and bandwidth. We believe that chip-scale integration is essential to developing hardware that can meet such demands and that the Corporation is on the forefront of providing scalable solutions for current and future artificial intelligence systems.

Additional information regarding the business of the Corporation can be found in the AIF and other documents incorporated by reference herein, copies of which are available for review under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference.”

Optical Interposer and Optical Engines

The Corporation’s Optical Interposer is a platform technology; a technology on which specific products can be integrated and built. The optical interposer platform’s basic elements and built-in features allow the close integration of a wide variety of electronic and photonic components into an “optical engine.” The combination of the platform, selected platform features and a specific set of components define an optical engine product.

Utilizing the Optical Interposer platform, the Corporation has successfully developed several optical engine products. These products are in various stages of evaluation / qualification by major customers, which are primarily makers of optical modules and, therefore, are in the process of being commercialized. The evaluation / qualification process typically takes several months and often involves a request to make specific modifications to the optical engines or the optical interposer in order to meet either established industry standards or specific customer requirements. Although the Corporation has not yet commenced the mass production of its optical engine products, the Corporation does expect to generate near-term revenue from charging for Non-Recurring Engineering (“NRE”) fees for customization of its Optical Interposer and from the sale of 800G optical engine samples.

R&D and Manufacturing

Except in certain collaborative efforts, the Corporation is primarily responsible for conducting its own research and development. In the event the Corporation collaborates with third parties, such collaborative arrangement may be in two forms: (a) those that involve two parties dedicated to producing a product that will be sold by both parties; and (b) those in which the end product will be used by one party. The Corporation’s collaboration with MultiLane Inc. is a good example of the former, in which the product is expected to be an 800G optical module utilizing the Corporation’s optical engines. An example of the latter is the cooperation that occurs when a module maker wants to be able to use the Corporation’s optical engines in its module product. In that case, there will be collaboration and cooperation on the module design, with the possibility that some modification of the optical engines may be required.

At the present time, expenditures for manufacturing infrastructure in China are financed exclusively by the Corporation’s joint venture partner, Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”). The manufacturing infrastructure for the production of Optical Interposer wafers has been in place since 2018 at the Corporation’s foundry partner, Silterra Malaysia. At the present time, SPX (as defined herein) is the only assembly and manufacturing organization capable of producing optical engines at the expected volumes for the Corporation. Although SPX plays an assembly and manufacturing role, SPX is not involved in design, development and production of Optical Interposers. Accordingly, SPX’s role is limited to the assembly, testing and sale of the 100/200G optical engines to customers internationally, as well as the production and sale of 400G optical engines in China. The Corporation is also evaluating the possibility of duplicating the capabilities of SPX outside of China, likely through the use of contract manufacturers.

Additional information regarding the Corporation’s research and development and manufacturing can be found in the AIF and other documents incorporated by reference herein, copies of which are available for review under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference.”

SPX Joint Venture

On October 21, 2020, the Corporation signed a joint venture agreement (the “SPX JV Agreement”) with Sanan IC, a subsidiary of Sanan Optoelectronics, one of the largest manufacturers of compound semiconductor devices in the world, establishing a joint venture company, Super Photonics Integrated Circuit Xiamen Co., Ltd (“SPX”). The SPX JV Agreement is a material contract of the Corporation. A copy of the SPX JV Agreement is available on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile and on EDGAR at www.sec.gov. While the financial information in respect of the Corporation’s wholly-owned subsidiaries are consolidated into the Corporation’s consolidated financial statements, SPX is accounted for as a joint venture and not a subsidiary, and as a result financial information for SPX is not consolidated into the Corporation’s financial statements but presented via the equity method.

Upon the formation of SPX, the Corporation and Sanan IC capitalized the joint venture. The Corporation contributed certain intellectual property and know-how valued by an independent appraiser at $22.5 million and Sanan IC has committed to contributing cash of approximately $25 million over time, subject to the achievement by SPX of certain milestones. As part of the Corporation’s contribution of intellectual property, the Corporation contributed the rights to assemble and sell 100G, 200G and 400G optical engines to module makers, the large majority of which are based in China, to SPX. The Corporation retained and did not contribute its core intellectual property related to the design and manufacturing of the Optical Interposer.

SPX is considered a joint venture entity, not a subsidiary of the Corporation. The Corporation’s interest in SPX is limited to an economic interest and, therefore, the Corporation’s relationship with SPX is analogous to that of a passive investor with access to facilities and services. The Corporation does not participate in the day-to-day operations or management of SPX. Further, SPX does not distribute any cash to the Corporation or the Corporation’s shareholders, nor has SPX generated any cash flow for the Corporation since its creation. Each of the Corporation and Sanan IC as joint partners has appointed one member to the board of directors of SPX, but SPX board decision-making is conducted via consensus and requires unanimity; the Corporation thus does not exercise control over SPX. The Corporation has no capital commitment requirements in respect of SPX.

As of the date of this Prospectus, the Corporation does not consider SPX a material operating entity or subsidiary of the Corporation. In connection with the filing of the Prospectus, the Corporation has filed the Material Operating Entity Undertaking (as defined herein). See “Exemption and Undertaking.”

Business of SPX

SPX’s principal role with respect to the Corporation is limited to the assembly, testing and production of sales of 100G and 200G optical engines globally and 400G optical engines in China. At the present time, the role of SPX does not include volume production of any optical engine products for the Corporation. Although the Corporation benefits from SPX’s assembly and testing capabilities, the primary benefit of the SPX joint venture for the Corporation is the Corporation’s ability to benefit from the demonstration of the technical feasibility and market acceptance of its products. The Corporation expects these demonstrations provided by SPX to enhance the Corporation’s ability to sell 400G optical engines outside of China as well as 800G and higher speed optical engines in all markets.

Based on the terms of the SPX JV Agreement, all revenue from sales of 100G and 200G optical engines globally, and sales of 400G optical engines in China, is generated and recognized by SPX and not the Corporation. All sales of 400G optical engines outside of China are generated and recognized by the Corporation. In addition, all revenue generated by the assembly, testing and production of 100G and 200G optical engines globally and 400G optical engines in China are generated and recognized by SPX and not the Corporation. At this time, the Corporation has not yet determined if it will grant SPX the right to assemble and produce in volume 800G optical engines in China.

Upon the formation of SPX in 2020, the primary intention of the Corporation was to use SPX as a means to demonstrate the viability and market acceptance of its unique approach to integration and fabrication of 100G and 200G optical engines using its Optical Interposer and to establish an initial presence in the market. These objectives were largely achieved, as SPX supplied hundreds of 100G and 200G optical engines based on the Optical Interposer platform to prospective customers in China. Two major customers committed design resources to include optical engines produced by SPX in their optical modules. However, the design and qualification cycle with module end-users took well over one year, which was much longer than was originally planned. As a result, by the time those modules were available for sale, the market had substantially changed. Prices for conventional 100G modules declined precipitously, selling for under producers’ cost. The 200G market also evaporated with the introduction of 400G optical engines, for which the Corporation was initially unable to supply designs for mainstream 400G applications. The Corporation has now developed this capability, and there is currently a robust market in China for 400G optical engines. The Corporation believes that it is in the functionality of 400G optical engines designed for 800G applications and in 800G and above optical engines that its unique approach to integration will provide the Corporation with competitive advantages sufficient to overcome drawbacks inherent in conventional approaches to optical engine design and fabrication.

Given the foregoing and in light of the advancement of artificial intelligence and the high demand for 800G optical engines among manufacturers of artificial intelligence networks and equipment, the Corporation expects the 800G and higher speed optical engines to constitute the Corporation’s primary business on a go-forward basis. As a result, the Corporation’s strategy will be to prioritize the development of 800G and higher speed optical engines over the 100G, 200G and 400G optical engines. In terms of production plans, with respect to 400G optical engines, only 400G Rx Optical Engines have been released to production and it is anticipated that such optical engines will be built by SPX for consumption in China and potentially under a “contract manufacturing” arrangement for the Corporation for the consumption outside of China. The Corporation is planning to build a 400G Tx and Rx optical engine capability outside of China for 800G applications, which is distinct from 400G optical engine production for mainstream 400G applications.

In light of the evolving demands of this dynamic and volatile market landscape, the Corporation continues to assess the possibility of establishing contract manufacturing operations outside of China which will allow the Corporation to assemble, test and package its 400G optical engines as well as its 800G and higher speed optical engine products for sale outside of China, which are expected to be the Corporation’s primary products on a go-forward basis, as detailed above. The Corporation is satisfied that the current role of SPX in the Corporation’s business strategy achieves its intended objectives; however, the Corporation also continuously evaluates its investment in SPX and considers its options and alternatives with respect to the joint venture on a regular basis. Such alternatives could include, among other things, further investment in SPX (in the form of additional rights to the Corporation’s intellectual property or otherwise), a reorganization, purchase or sale transaction with respect to the Corporation’s interest in SPX, the establishment of a new joint venture or partnership or another form of strategic transaction.

SPX Plant, Property and Equipment

SPX currently leases its equipment and facilities from Sanan IC. SPX currently leases 5,000 square feet of office and production facilities from Sanan IC and is charged approximately $31,000 per year for exclusive use of such space. To the extent additional space is required by SPX as it expands its production capacity, Sanan IC has an excess of available production facility space available and will be able to provide SPX with access to additional contracted space as needed.

Sanan IC has purchased equipment for SPX’s exclusive use valued at approximately $4.0 million. SPX leases the equipment from Sanan IC for approximately $75,000 per year. The arrangement between SPX and Sanan IC with respect to the lease of equipment is provided for under the SPX JV Agreement, which also provides that equipment lease expenses will be converted into equity in SPX for Sanan IC upon the commencement of volume production. As of the date of this Prospectus, such conversion has not yet occurred. Although the Corporation is not involved in the preparation of SPX’s financial statements, it is advised by SPX that the annual rental costs and equipment lease expenses paid by SPX to Sanan IC are recorded as research and development (“R&D”) expense in SPX’s financial statements.

Financial Information of SPX

The Corporation is not involved in the management or day-to-day operations of SPX but has access to periodic financial reporting as required under the SPX JV Agreement. The balance sheet and income statement of SPX for the years ended December 31, 2023 and 2022, as well as for the six months ended June 30, 2024, as provided to the Corporation by SPX, are set out below (collectively, the “SPX Financial Information”). The SPX Financial Information has not been audited or reviewed by the Corporation’s auditor. All SPX Financial Information has been provided by, or is derived from, information provided to the Corporation by third parties without independent review by the Corporation. Although the Corporation has no reason to believe that such SPX Financial Information is inaccurate or incomplete, the Corporation does not have the ability under the SPX JV Agreement to independently verify such SPX Financial Information. Accordingly, the Corporation does not assume any responsibility for the accuracy and completeness of such SPX Financial Information.

The information provided in this section represents the Corporation’s understanding of SPX based on the information available to it as of the date hereof and is provided in reliance on third party information, including the SPX Financial Information, which cannot be independently verified by the Corporation (other than transactions involving the Corporation). All financial information disclosed herein are provided on an unaudited basis.

●	Revenue: SPX reported revenue of $20,361 for the year-ended December 31, 2023, and $17,098 for the six months ended June 30, 2024, from the sale of optical engines, primarily to the Corporation. The Corporation made such purchases to provide samples of specialized devices to its own customers in North America. Although the Corporation is not involved in the day-to-day management and operation of SPX, it is the Corporation’s understanding that SPX provided samples of its 100G and 200G optical engines to customers in China free of charge or for a nominal amount, which is common industry practice.

●	R&D: SPX incurred R&D expenses in the amounts of $3,812,362, $4,319,857 and $1,893,964 for the years ended December 31, 2023 and 2022, as well as for the six months ended June 30, 2024, respectively. R&D expenses incurred by SPX include the amortization of intangible assets of $2,049,000 for the years ended December 31, 2023 and 2022 and $1,024,500 for the six months ended June 30, 2024. The remaining R&D expenses incurred by SPX during the reported periods represent costs incurred in assembly and test process improvement, as well as assisting prospective customers with incorporating optical engines into module designs. The increases in R&D expenses during such comparative periods were the result of an increased head count as SPX established a structure for volume production and ramp up.

●	NRE: During the years ended December 31, 2023 and 2022, SPX charged the Corporation $11,000 and nil, respectively, in non-recurring engineering services for optical engine purchases. SPX did not charge the Corporation for any services or product purchases during the six months ended June 30, 2024. In addition, the Corporation provided SPX with $737 and nil in materials during the years ended December 31, 2023 and 2022.

●	Receivables and Payables: SPX’s accounts receivable includes $9,166 and nil due from the Corporation at December 31, 2023 and 2022, respectively. Nil was due to SPX from the Corporation at June 30, 2024. SPX accounts payable at December 31, 2023 and 2022 includes $737 and nil due to the Corporation, respectively. Nil was due to the Corporation from SPX at June 30, 2024.

●	Transactions with Sanan IC: During the years ended December 31, 2023 and 2022, Sanan IC charged SPX $16,400 and $480,000, respectively, for services and materials provided to SPX. SPX rents its facilities from Sanan IC. In 2023 and 2022, SPX either paid or accrued $31,000 and $31,000 in rent, respectively, the Corporation is advised that SPX treated such rent as an R&D expense in its financial statements. During the six months ended June 30, 2024, SPX was charged $15,500 for rent. SPX leases equipment from Sanan IC. In 2023 and 2022, SPX either paid or accrued $75,000 and $75,000 in equipment lease cost, respectively. During the six months ended June 30, 2024, SPX was charged $33,000 for the equipment it leases from Sanan IC.

Balance sheet of SPX for the years ended December 31, 2023 and 2022
Item	December 31, 2023(RMB)	December 31, 2022(RMB)
CURRENT ASSETS:
Currency fund	12,262,278.69	13,417,537.34
Financial assets held for trading
Derivative financial assets
Notes receivable
Accounts receivable	83,296.51
Accounts Receivable Financing
Advances to suppliers	121,532.94	26,853.65
Other receivable	20,989.70	22,021.21
Including: interest receivable
dividend receivable
Inventories	1,863.56
Contract assets
Held for sale assets
Long-term debt investment due within one year
Other current assets
Total current assets	12,489,961.40	13,466,412.20
NON-CURRENT ASSETS:
Debt investment
Other debt investment
Long-term account receivable
Long-term equity investments
Other non-current financial assets
Investment property
Fixed assets
Construction in progress
Productive biological asset
Oil-gas assets
Right-of-use assets
Intangible assets	114,742,800.00	129,085,650.00
Research and development expenditure
Good will
Long term deferred expense (deferred asset)
Deferred tax asset
Other non-current asset	1,033,489.94	693,938.28
Total non-current assets	115,776,289.94	129,779,588.28
Total asset	128,266,251.34	143,246,000.48
CURRENT LIABILITY:
Short-term loans
Financial liabilities held for trading
Derivative financial liabilities
Notes payable
Accounts payable	101,279.56	69,693.14
Advances from customers
Contract liabilities
Payroll payable	2,106,766.02	1,942,437.91
Tax payable	104,154.91	99,845.39
Other payable	6,310,847.22	10,242,600.24
Including: interest payable
dividend payable
Liabilities associated with assets held for sale
Non-current liability due within one year
Other current liabilities
Total current liabilities	8,632,047.71	12,354,576.68
NON-CURRENT LIABILITY:
Long-term loans
Bonds payable
Including: Preferred stock
Perpetual bond
Lease liabilities
Long-term payable
Long-term payroll payable
Accrued liabilities
Deferred income
Deferred tax liability
Other non-current liability
Total non-current liability
Total liability	8,632,047.71	12,354,576.68
OWNER’S EQUITY
Paid-in capital	184,729,429.32	168,729,429.32
Other equity instruments
Capital surplus
Other comprehensive income
Special reserve
Surplus reserve
Undistributed profit	-65,095,225.69	-37,838,005.52
Total owner’s equity	119,634,203.63	130,891,423.80
Total liabilities and owner’s equity	128,266,251.34	143,246,000.48

Balance sheet of SPX for the six months ended June 30, 2024
Item	As at June 30, 2024 (RMB)	As at Beginning of Year (RMB)
Current assets:
Monetary Funds	4,248,696.24	12,262,278.69
Trading financial assets	0.00	0.00
Notes receivable	0.00	0.00
Accounts receivable	61,176.64	83,296.51
Prepayments	104,570.28	121,532.94
Interest receivable		0.00
Dividend receivable	0.00	0.00
Other receivables	307,253.74	20,989.70
Inventories	669,008.31	1,863.56
Non-current assets due within one year
Prepaid expenses	0.00	0.00
Total current assets	5,390,705.21	12,489,961.40
Non-current assets:
Available-for-sale financial assets	0.00	0.00
Held-to-maturity investments	0.00	0.00
Long-term receivables	0.00	0.00
Long-term equity investments	0.00	0.00
Fixed assets	0.00	0.00
Accumulated depreciation	0.00	0.00
Fixed Assets-Net Amount	0.00	0.00
Fixed assets impairment reserves	0.00	0.00
Construction in Process	0.00	0.00
Engineering Materials	0.00	0.00
Disposal Of Fixed Assets	0.00	0.00
Total fixed assets	0.00	0.00
Intangible assets	107,571,375.00	114,742,800.00
R&D expenditure	0.00	0.00
Goodwill	0.00	0.00
Long-term deferred expenses	0.00	0.00
Deferred tax assets	0.00	0.00
Total non-current assets	107,571,375.00	114,742,800.00
Total Assets	112,962,080.21	127,232,761.40

Current Liabilities:
Short-term loans	0.00	0.00
Deferred Income	0.00	0.00
Notes payable	0.00	0.00
Accounts payable	218,710.79	101,279.56
Receipts in advance	1,800.00	0.00
Payroll Payable	2,974,070.71	1,596,097.53
Taxes payable	-1,268,522.38	-933,367.26
Interest payable	0.00	0.00
Dividend payable	0.00	0.00
Other payables	353,177.52	64,956.23
Accrued expenses		231,448.77
Other current liabilities	163,522.17	0.00
Total current liabilities	2,442,758.81	1,060,414.83
Non-current Liabilities:
Long-term loans	0.00	0.00
Debentures payable	0.00	0.00
Long-term payables	0.00	0.00
Specific payables	0.00	0.00
Estimated liabilities	0.00	0.00
Deferred tax liabilities	0.00	0.00
Other non-current liabilities
Total non-current liabilities	0.00	0.00
Total liabilities	2,442,758.81	1,060,414.83
Owners’ equity (or shareholders’ equity)
Paid in capital (or share capital)	190,729,429.32	190,729,429.32
Capital Surplus	0.00	0.00
Less: Treasury stocks	0.00	0.00
Other comprehensive income
Surplus Reserves	0.00	0.00
Unappropriated profits	-80,210,107.92	-64,557,082.75
Total Equity of owners (or shareholders)	110,519,321.40	126,172,346.57
Total Liabilities & owners (or shareholders)	112,962,080.21	127,232,761.40

Income statement of SPX for the years ended December 31, 2023 and 2022
Item	As at December 31, 2023 (RMB)	As at December 31, 2022 (RMB)
1. Sales revenue	144,611.22
Less: Cost of goods	276,714.76
Tax and surcharge	7,414.54	20,176.42
Selling expenses	792,569.99	914,840.21
Administration expenses	3,048,901.99	2,908,740.61
Research and development expenses	23,329,347.91	25,625,389.55
Financial expenses	-18,704.38	-19,222.38
Including: Interest expense
Interest income	-21,212.38	-24,337.59
Add: Other income	34,484.26	16,733.45
Investment gains/losses (“-” for losses)
Including: Investment gains/losses from associate and joint venture
Derecognition of financial assets measured at amortized cost
Net gains on hedging (“-” for losses)
Gains/losses on movement of fair value (“-” for losses)
Credit impairment losses (“-” for losses)
Assets impairment losses (“-” for losses)
Assets disposal gains/losses (“-” for losses)
2. Profit/Loss from main operations
Add: Non-operating income
Less: Non-operating expense	70.84	57.37
3. Profit/Loss before income tax	-27,257,220.17	-29,433,248.30
Less: Income tax
4. Net profit	-27,257,220.17	-29,433,248.30
Net profit on going concern (“-” for losses)
New profit on operation termination (“-” for losses)
5. Net profit after tax of other comprehensive income
(1) Other comprehensive income that cannot be reclassified into profit or loss
1. Remeasure the amount of change in the benefit plan
2. Other comprehensive income that cannot be transferred to profit and loss under the equity method
3. Fair value movement on other equity instruments
4. Fair value movement on credit risk of the company
5. Other
(2) Other comprehensive income that can be reclassified into profit and loss
1. Other comprehensive income that can be transferred to profit or loss under the equity method
2. Fair value movement on other debt investment
3. Financial assets are reclassified in other comprehensive income
4. The credit risk losses on other debt investment
5. The effective portion of cash flow hedging gain and losses
6. Exchange difference in financial statements with foreign currency
7.Other
6. Total comprehensive income

Income statement of SPX for the six months ended June 30, 2024
Item	Amount for the period ended June 30, 2024 (RMB)	Current Year Cumulative Amount (RMB)
1. Operating Revenue	24,318.58	131,999.03
Less: Cost of goods sold	12,971.19	711,862.10
Tax and associate charge	329.52	1,616.41
Sales expenses	49,863.90	416,278.23
General and administrative expenses	222,283.20	1,387,416.25
R&D expenses	1,726,991.43	11,954,770.40
Financial expenses	-5,782.47	-11,845.83
Asset impairment loss	0.00	0.00
Add: Other income	0.00	50,162.78
Investment income (“-”means loss)	0.00	0.00
Including: Income from investment in associated enterprises and joint ventures
Incomes from change in the fair value (“-”means loss)	0.00	0.00
Disposal gains on assets (“-”means loss)	0.00	0.00
Exchange gains (“-”means loss)
2. Operating income (“-”means loss)	-1,982,338.19	-14,277,935.75
Add: Non-operating income	0.00	0.00
Less: Non-operating expenses	0.00	0.00
Including: Non-current asset disposal losses
3. Income before tax (“-”means loss)	-1,982,338.19	-14,277,935.75
Less: Income tax	0.00	0.00
4. Net Income (“-”means loss)	-1,982,338.19	-14,277,935.75
5. Earnings per share (EPS)
Basic EPS
Diluted EPS

Operations in Emerging Market Jurisdictions

Guidance from Canadian securities regulators provides that issuers operating in markets deemed “emerging markets” include additional disclosure with respect to operations in such markets. The Corporation has operating subsidiaries located in Singapore and China. Although Singapore is considered to be a relatively stable jurisdiction for business, it is possible that operating in Singapore and / or China may expose the Corporation to a certain degree of political, economic and other risks and uncertainties. For these reasons, the following disclosure is in included in contemplation of the guidance in Staff Notice 51-720 – Issuer Guide for Companies Operating in Emerging Markets of the Ontario Securities Commission.

The establishment and development of POET Technologies Pte. Ltd (“POET Singapore”) (Singapore), POET Optoelectronics Shenzhen Co. Ltd (“POSC”) (China) and a joint venture with Quanzhou Sanan Optical Communication Technology Co. Ltd. (“Sanan”), SPX (China), adds an additional regulatory framework to which the Corporation operates and is supplementary to the existing regulatory framework existing in Canada.

The Corporation’s operating entities in emerging jurisdictions are governed in accordance with applicable local laws and entity-wide governance principles. The directors and management of the Corporation’s operating entities in emerging jurisdictions are generally comprised of a majority of senior management employees and where required by local laws, local residents, who are generally longstanding local management level employees, or local corporate counsel. In addition, certain members of the Corporation’s management have experience of conducting business in China, as detailed below, and in Singapore, where the Corporation has maintained operations since 2016. The Corporation maintains oversight over the operations in Singapore and China. Each jurisdiction will require greater internal controls and adherence to a regulatory framework that creates challenges in relation to decision-making, communication, and compliance. The Corporation has experienced management and retained legal advisors and consultants to help facilitate adherence to regulatory requirements in order to meet this challenge.

Use of and Reliance on Experts

The Corporation has retained legal counsel in various international jurisdictions in which it operates regarding various corporate and regulatory legal issues, including the Corporation’s right to conduct business in Singapore and China, and has relied on advice from that counsel with respect to such matters. The Corporation has retained Bird & Bird LLP, an international law firm with offices in both Singapore and China, as well as Intertrust Consultants Limited, an international consulting firm specializing in compliance, business ethics, legal, administrative and regulatory duties for conducting the Corporation’s business in China.

The Corporation ensures that any such counsel or provider retained has their credentials vetted, referenced, with considerable diligence and adherence to local licenses, professional associations, and regulators.

Law, Language, Cultural and Business Practices

Singapore

The government of Singapore recognizes four official languages, being English, Malay, Mandarin and Tamil. The Corporation’s executive officers and all members of the board of directors of the Corporation (the “Board”) are fluent in English and, in each case, English is their primarily language. In addition, the Corporation and POET Singapore operates in English and all board materials are prepared in English. The Corporation works with advisors, such as Bird & Bird LLP, capable of professionally conversing in English. See “Use of and Reliance on Experts.”

The financial records of the Corporation and POET Singapore existing under the laws of Singapore are maintained in English. The Corporation does not believe that any material language or cultural barriers exist.

Should a translation from a jurisdiction’s official language to English be required, the Corporation intends to engage a professional translator to execute the required translation. In particular, the Corporation can rely on translators, bilingual local lawyers and/or bilingual local auditors.

In addition, the Corporation has operated in Singapore since 2016 and has experienced management and board of directors that is sensitive to Singaporean business practices and customs. The Corporation engages with all subsidiaries and staff on a global basis as a team and interacts through cross company telecommunications to update and communicate corporate advancement, policies and practices with great frequency.

China

The government of China recognizes Mandarin as its official language. Some of the Corporation’s executive officers, including James Lee and Dr. Jinyu Mo, have proficiencies in Mandarin. The Corporation engages a professional translator to execute any required translation. In particular, the Corporation can rely on translators and Bird & Bird LLP, its bilingual local lawyers. As noted above, the Corporation has engaged multiple service providers in China to assist with compliance with laws and regulations. Service providers include an international law firm, Bird & Bird LLP, which has expertise in various facets of Chinese law, including corporate law, commercial law, employment law, intellectual property law, and IT, data and telecommunications law. The Corporation also retains Intertrust Consultants Limited, an international consulting firm specializing in compliance, business ethics, legal, administrative and regulatory duties for international companies conducting business in China. See “Use of and Reliance on Experts.”

In addition, the certain officers of the Corporation, including Vivek Rajgarhia, Advisor to the Chief Executive Officer of the Corporation, James Lee, Vice President and General Manager of POET Singapore, and Dr. Jinyu Mo, possess extensive experience in conducting business in China and familiar with the laws, requirements and local business culture and practices in China.

1.	Corporate Governance in China

Under Chinese law, a corporation established in China is required to appoint a legal representative. The legal representative may be held personally accountable for actions carried out by the applicable Chinese company. The legal representative is exposed to personal risks for acts and omissions, either individually or by the company and its employees. Such risks include civil, administrative, or criminal liability. Vivek Rajgarhia, Advisor to the Chief Executive Officer of the Corporation, is the legal representative of POSC. Liangcai Jing, the President of SPX, is the legal representative of SPX.

The articles of POSC and SPX do not provide for any variation to the role, powers and responsibilities of the legal representative, other than those as typically provided under Chinese law. The legal representative represents the company and is responsible for performing duties and powers on behalf of the company in accordance with applicable Chinese laws and the company’s articles of association. Most company registration or change filing-related formalities require the wet signature of the legal representative; however, the legal representative also is typically provided a personal seal which serves as a formal signature for some other authorities or bank formalities. The legal representative’s name will be recorded on the company’s business license, which is publicized online.

There are certain procedures to be followed to legally remove a legal representative, directors and officers of an entity under Chinese law.

(1)	Procedures to legally remove the legal representative

If the chairman of board or executive director of the company concurrently serves as the legal representative according to company’s articles of association (“AoA”), the shareholder of the company is entitled to re-appoint a new chairman of board or executive director to replace the prior legal representative by shareholder resolution. If the general manager concurrently serves as the legal representative according to company’s AoA, the board or executive director is entitled to re-appoint a new general manager to replace the prior legal representative by resolution. Upon appointment, the newly appointed person will automatically serve as the legal representative pursuant to the AoA. In addition, the company shall prepare application documents related to the change of legal representative and submit them to local company registration authority where the company is domiciled. Local company registration authorities will then issue a new business license, which contains the name of new legal representative.

(2)	Procedures to legally remove the directors and officers

The removal of a director of the entity is done by way of a shareholder resolution. While “officer” is not specifically defined under the PRC Company Law, “senior officer” under the PRC Company Law refers to any manager, deputy manager, financial principal, secretary to the board of directors of a listed company, or any other person specified in the AoA. The board or executive director of the company can remove managers by way of resolution and remove financial principals by way of resolution in accordance with the nomination of the general manager. For the removal of directors and general managers, the company shall prepare application documents related to such removal and submit such documents to local company registration authority where the company is domiciled. No new business license will be issued relating to a change of directors and general managers of an entity. Certain filings may be required for changes in officers; however, changes in the general manager and financial principal require filings.

There are requirements for a minimum number of directors and/or supervisors that must be complied with if directors/supervisors are removed but not replaced. Specifically, a board shall comprise at least three members. A Chinese company is not allowed to have two directors in its governance structure. If a board is not established, the company shall have only one executive director instead.

In addition, POSC and SPX have chops which are essential for conducting business in China, including entering into contracts, conducting banking activities and undertaking day-to-day business activities. POSC has a Company Chop, Legal Representative Chop, Financial Chop and Invoice Chop while SPX has a Company Chop, Legal Representative Chop and Financial Chop. The specified purposes of the chops is detailed below:

(i)	Company Chop. The Company Chop is used by an authorized person at each of POSC and SPX and is required for the daily operations of the Chinese entity. It is required when any important document is signed and is also used to provide legal authority when dealing with bank formalities. All letters, official documents, contracts, and introduction letters issued in the name of the company, certificates, or other company materials can use the official chop, which will legally bind the company. Pursuant to the policies of POSC, the Corporation’s subsidiary, the use of the company chop for transactions above $10,000 must be approved by the Corporation’s CEO, President and CFO,; however, under Chinese laws, the use of the Company Chop alone or the signature of the parties to the contract alone is sufficient to bind the Chinese entities.

(ii)	Legal Representative Chop. The Legal Representative Chop is evidence of the Legal Representative’s signature and may be used in place of a signature, or alongside the Legal Representative’s actual signature.

(iii)	Financial Chop. The Financial Chop is used for opening a bank account, issuing checks, authenticating financial documents, such as tax filings and compliance documents, and for most bank-related transactions by the financial controller / officer of POSC and SPX.

(iv)	E-VAT Fapiao. The E-VAT Fapiao is used to issue invoices in China known as Fapiao. The E-VAT Fapiao was acquired in preparation for the time that the Corporation (and POSC) will begin issuing invoices to customers.

Other than the POSC chops held by Intertrust, in order to maintain the physical security of the chops, each chop is stored separately in secured locations accessible only to a single authorized personnel, who are members of the entity’s senior management whose role and function is aligned with the purpose and use of the assigned chop. The Company Chop of POSC is used by Jinyu Mo, the general manager of POSC and stored in a locked safe at the offices of POSC located at Unit 02, 10th Floor, A4 Building, Kexing Science Park, No. 15. The Financial Chop, Legal Representatives Chop and Invoice Chop of POSC is in the possession of the Corporation’s and POSC’s local consultant, Intertrust and kept in a locked safe by Intertrust in its offices at Room 708, Guangzhou IFC, No. 5 Zhujiang West Road, Tianhe District, Guangzhou, China 510623. The use of the Legal Representative Chop by Intertrust on behalf of POSC strictly forbidden without the express written approval of the legal representative of POSC, Vivek Rajgarhia, Advisor to the Chief Executive Officer of the Corporation. The Company Chop, Financial Chop and Legal Representative Chop of SPX is used by Vivi Jieqiong Qui (Operations Manager of SPX), Arden Zhu (Finance Manager of SPX) and Liangcai Jing (President of SPX), all kept under locked safes at the offices of SPX located at 6th Floor, No.799 Min ‘an Ave, Tong ‘an District, Xiamen City, Fujian Province, China.

Related Parties

The Corporation is subject to Canadian securities laws and accounting rules with respect to approval and disclosure of related party transactions and has policies in place which it follows to mitigate risk associated with potential related party transactions. The Corporation may transact with related parties from time to time, in which case such related party transaction may require disclosure in its consolidated financial statements and in accordance with relevant securities laws.

Risk Management and Disclosure

The Corporation has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Corporation and its subsidiaries, which are overseen by the Board and implemented by senior management of the Corporation. Executive management and the board of the Corporation prepare and review the financial reporting of its subsidiaries as part of preparing its consolidated financial reporting, and the Corporation’s independent auditors review the consolidated financial statements under the oversight of the Corporation’s audit committee. In addition, the management of each subsidiary entity review, on a monthly basis, the financial activities of local operations, which includes a review of variances and trend analysis against approved budget. These monthly reviews are also part of the discussions between the management of the subsidiary entity and the Corporation. As such, the Corporation’s board and management have insight into the monthly operations and finances and can provide effective oversight of subsidiary level financial reporting and operations.

In general, the board of each subsidiary entity is responsible for maintaining good corporate governance practices and risk controls. Board members and management of the Corporation regularly discuss business operations and risk management practices with directors and management of each subsidiary entity.

Internal Controls

The Corporation prepares its consolidated financial statements on a quarterly and annual basis, using IFRS. The Corporation implements internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable. The quarterly and annual financial statements are being prepared in accordance with IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Corporation has access to material information about its subsidiaries.

The Corporation’s operations and adherence to risk management in Singapore and China is regulated and actively monitored. The Corporation provides internal monitoring through management and ensures the supervisors and general managers in both Singapore and China work alongside the Corporation’s counsel and consultants to facilitate active regulatory and risk management monitoring. In addition to the above, the Corporation ensures that each subsidiary entity has sufficient and qualified employees which allows for the proper functioning of different processes and appropriate segregation of duties. Stringent approval processes are in place through approved delegation of authority.

Proper security measures are in-place to safe guard company assets, including the use of the chops of POSC and SPX. As detailed above, corporate seals and chops are maintained at the local entity level with appropriate security measures in place to safeguard such seals.

The minute books, corporate records and corporate seals of these entities are maintained locally. In addition, a copy of the corporate records for POSC is maintained at the offices of the Corporation’s local counsel, Bird & Bird LLP.

Disclosure Controls and Procedures

The Corporation has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Corporation. This policy provides for multiple points of contact in the review of important disclosure matters and integrates inputs from Vivek Rajgarhia and Jinyu Mo, as the main contact persons for disclosure matters in Singapore and China for the Corporation. Such disclosure and information are subsequently by the Corporation’s disclosure committee, comprising of senior management and overseen by the Corporation’s Audit Committee and Corporate Governance and Nominating Committee.

CEO and CFO Certifications

In order for the Corporation’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Corporation and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

RECENT DEVELOPMENTS

The following section sets out certain of the Corporation’s key developments since December 31, 2023.

On January 25, 2024, the Corporation closed a non-brokered private placement of 5,098,088 units of the Corporation (the “January 2024 Units”) at a price of CAD$1.22 per January 2024 Unit, for aggregate gross proceeds of approximately CAD$6.2 million (the “January 2024 Offering”). Each January 2024 Unit was comprised of one Common Share and one common share purchase warrant of the Corporation (each, a “January 2024 Warrants”). Each January 2024 Warrant entitles the holder thereof to purchase one additional Common Share at a price of CAD $1.52 per Common Share for a period of five years following the date of issuance. In connection with the January 2024 Offering, the Corporation paid a cash finders’ fee of CAD$43,829 to GloRes Securities Inc. and World Source Securities Inc.

On March 27, 2024, the Corporation announced a collaboration with MultiLane Inc. (“MultiLane”), a leading provider of high-speed IO and data center interconnect test solutions, to develop next-generation, performance-optimized pluggable 800G, 1.6T and higher speed transceivers using the Corporation’s newly designed transmit and receive optical engines. The Corporation and MultiLane will focus on jointly developing pluggable transceivers that will reduce cost and improve power efficiency over existing solutions, and address the increasing need for more scalable hardware components for artificial intelligence and cloud data center markets.

On April 17, 2024, the Corporation announced that it has augmented its investor outreach through two new engagements with Hybrid Financial Ltd. and LFG Equities Corp. The Corporation also announced a management role change whereby Vivek Rajgarhia would transition from the positions of President and General Manager to the position of Advisor to the Chief Executive Officer, effective immediately.

On April 30, 2024, the Corporation entered into a consulting agreement with L5 Capital Inc. (“L5 Capital”) whereby L5 Capital has agreed to act in an independent contractor capacity to provide special opportunity assessments and corporate development advice to the Corporation (the “Consulting Agreement”). In connection with the Consulting Agreement, the Corporation has agreed to pay to L5 Capital a total fee in the amount of US$1.5 million comprised of: (i) an upfront fee in the amount of US$750,000, which has been paid to L5 Capital by the Corporation; and (ii) an additional fee of US$750,000 which is to be paid to L5 Capital in equal quarterly instalments of US$187,500 over the term of the Consulting Agreement. Pursuant to the terms of the Consulting Agreement, the Corporation will also pay an additional fee to L5 Capital in the event the Corporation completes certain corporate transactions.

On May 3, 2024, the Corporation closed a non-brokered private placement of an aggregate of 3,258,390 units of the Corporation (“May 2024 LIFE Units”) issued pursuant to the “listed issuer financing exemption” available under Part 5A of National Instrument 45-106 – Prospectus Exemptions issued at a price of CAD$3.069 per May 2024 LIFE Unit for aggregate gross proceeds of approximately CAD$10 million (the “May 2024 LIFE Offering”). Each May 2024 LIFE Unit was comprised of one Common Share and one common share purchase warrant of the Corporation (each, a “May 2024 LIFE Warrant”). Each May 2024 LIFE Warrant entitles the holder thereof to acquire one Common Shares at an exercise price of CAD$4.26 per Common Share for a period of five years from the closing date of the May 2024 LIFE Offering.

On May 10, 2024, the Corporation closed a non-brokered private placement of 3,448,275 units of the Corporation (“May 2024 Units”) issued at a price of CAD$2.90 per May 2024 Unit for aggregate gross proceeds of approximately CAD$10 million (the “May 2024 Offering”). Each May 2024 Unit was comprised of one Common Share and one common share purchase warrant of the Corporation (each, a “May 2024 Warrant”). Each May 2024 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of CAD$4.26 per Common Share and is exercisable to acquire one Common Share for a period of five years from the closing date of the May 2024 Offering.

On May 14, 2024, the Corporation announced that Foxconn Interconnect Technology (“FIT”) has selected the Corporation’s optical engines, which are silicon photonics integrated circuits (Silicon PIC), for its 800G and 1.6T optical transceiver modules. The Corporation and FIT have entered into a collaboration to develop FIT’s 800G and 1.6T pluggable optical transceiver modules using the Corporation’s optical engines with an aim to address the growth in demand from cutting-edge artificial intelligence applications and high-speed data center networks. As part of the collaboration, the Corporation will develop and supply its silicon photonics integrated circuit optical engines based on the patented Optical Interposer technology and FIT will design and supply the high-speed pluggable optical transceivers.

On July 19, 2024, the Corporation completed a registered direct offering in the United States with a single institutional investor pursuant to which the Corporation issued 3,333,334 Common Shares and warrants exercisable to acquire 3,333,334 Common Shares (the “July 2024 Warrants”). The combined price of one Common Share and accompanying July 2024 Warrant in respect of one Common Share was US$3.00 (or approximately C$4.09). Each Warrant is exercisable to acquire one Common Share at an exercise price of US$4.00 (or approximately C$5.45) per Common Share for a period of five years from the date of issuance.

Additional information regarding the business of the Corporation can be found in the AIF and other documents incorporated by reference herein, copies of which are available for review under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference.”

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capitalization of the Corporation since the date of the Corporation’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

SECONDARY OFFERINGS BY SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of a secondary offering by or for the account of Selling Securityholders; however, no such sale of securities will compose any at-the-market distribution which may be offered pursuant to a Prospectus Supplement to this Prospectus. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws:

●	the name or names of the Selling Securityholders:

●	the number or amount of Securities owned, controlled or directed by each Selling Securityholder;

●	the number or amount of Securities being distributed for the account of each Selling Securityholder;

●	the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Corporation’s outstanding Securities;

●	whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

●	if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable prospectus supplement, the date or dates the Selling Securityholder acquired the Securities;

●	if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable prospectus supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

●	if applicable, the disclosure required by item 1.11 of Form 41-101F1, and if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding prospectus supplement; and

●	all other information that is required to be included in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

General

The Corporation may sell Securities by one or more of the following methods, or a combination thereof, or through any other method permitted by law: to or through underwriters, brokers or dealers, whether with or without an underwriting syndicate, designated by the Corporation from time to time; directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. We reserve the right to accept or reject, in whole or in part, any proposed purchase of Securities, whether the purchase is to be made directly or through one or more agents.

Underwriters, dealers or agents with respect to the Securities sold to or through underwriters, dealers or agents will be named in the Prospectus Supplement relating to that particular offering of Securities. The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of the Securities including, to the extent applicable, any fees, discounts or other remuneration payable to the underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the proceeds that the Corporation will receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the TSXV, the Nasdaq or other markets or exchanges on which the Common Shares may trade. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the over-allocation position of any underwriter, broker, dealer or agent, acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Any offering of Securities other than Common Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Securities will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities other than Common Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. A prospective investor should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. This Prospectus does not discuss United States or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor. See “Risk Factors.”

Underwriters, dealers or agents who participate in the distribution of Securities under this Prospectus may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Secondary Offering

This Prospectus may also, from time to time, relate to the offering of Common Shares by certain Selling Securityholders.

Common Shares may be sold by the Selling Securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in any transaction permitted pursuant to applicable law. The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares included for public offering in this Prospectus on Nasdaq, the TSXV or any stock exchange, market or trading facility on which the Common Shares are listed or quoted or in private transactions. The Selling Securityholders may sell all or a portion of Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, dealers or agents. If Common Shares are sold through underwriters or dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

If the Selling Securityholders effect such transactions by selling Common Shares to or through underwriters, dealers or agents, such underwriters, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, dealers or agents may be in excess of those customary in the types of transactions involved).

The Selling Securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time pursuant to this prospectus or any prospectus supplement filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate Common Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Securityholders and any underwriter, agent or dealer participating in the distribution of Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such underwriter, agent or dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the Selling Securityholders and provide the other information set forth under “Selling Securityholders,” set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

There can be no assurance that any Selling Securityholder will sell any or all of Common Shares registered pursuant to the Registration Statement, of which this prospectus forms a part. The Selling Securityholders may also sell any or all of their Common Shares under Rule 144 or Rule 904 under the U.S. Securities Act, in each case, if available, rather than under this prospectus.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any Common Shares by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Common Shares to engage in market-making activities with respect to Common Shares. All of the foregoing may affect the marketability of Common Shares and the ability of any person or entity to engage in market-making activities with respect to Common Shares.

Once sold under the Registration Statement, of which this prospectus forms a part, Common Shares will be freely tradable in the hands of persons other than our affiliates.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the net proceeds to be received by the Corporation from the issue and sale from time to time of the Securities will be added to the general funds of the Corporation to be used to for capital expansion, further product development, potential business or intellectual property acquisitions, working capital and general corporate purposes. The Corporation selected a size of Prospectus designed to provide capital raising flexibility within reasonable parameters for its expected growth and potential capital needs based on the Corporation’s product development stage and anticipated industry growth over the next 25 months. The Corporation anticipates that the optical transceiver industry will undergo significant growth, specifically, according to LightCounting’s September 2023 High Speed Ethernet Optics Report, the market for 800G optical transceivers is expected to grow at a CAGR of 65% over the 2023-2028 period from US$432M to US$5.3B. In addition to expected organic growth, as the Corporation operates in an evolving disruptive technology space, it hopes to be well-situated to adapt to market conditions and respond quickly to potential strategic and mergers and acquisition opportunities if and as they arise. Overall, the Corporation expects to utilize the Prospectus and proceeds from the offering of Securities from time to time to support its growth within the dynamic technology space in order to ensure that it maintains a sufficient level of agility should it experience the explosive growth that is typical of the disruptive technology industry. Although the Corporation is not currently taking any active steps to explore potential acquisition opportunities, it expects to do so in the near term. Growth through acquisition is common in the technology sector, and often required in order to achieve both technical and market penetration objectives. In terms of the Corporation’s long-term technical objectives, the Corporation believes that it is essential to offer pluggable and other forms of transceivers to end-users, rather than to companies that design and sell optical modules. This type of forward integration is currently achieved by collaborations with other small to medium-sized companies, although the Corporation recognizes that this approach may not be suitable over the long-term. Similarly, backward integration into components, including the manufacture of lasers, is a typical path that has been pursued by other companies in the transceiver sector and may also be pursued by the Corporation in the future.

The Corporation will not receive any proceeds from the sale of Securities by any Selling Securityholder.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set forth in the applicable Prospectus Supplement.

The Corporation had negative cash flow for the twelve months ended December 31, 2023. If the Corporation continues to have negative cash flow in the future, net proceeds may need to be allocated to funding the negative cash flow.

As at July 31, 2024, the Corporation has approximately US$28.7 million in cash and approximately US$29.2 million in working capital.

Based on the Corporation’s cash on hand as at July 31, 2024, the Corporation’s operating and capital expenditures estimated by the annual operating plan for the next 12 months represents approximately 74%-83% of the Corporation’s cash on hand and 58%-65% of the Corporation’s working capital. At an estimated yearly burn rate of US$17 million – US$19 million, the Corporation’s cash balance as of July 31, 2024, of US$28.7 million is sufficient to fund the Corporation’s cash requirements for approximately 19 months without raising additional capital.

The following sets out the key milestones, estimated timing and costs of product development on the Corporation’s main projects in 2024, based on the Corporation’s reasonable expectations and intended courses of action and current assumptions and judgement. The Corporation’s main objective is to advance the below products to its next milestone and the successful development and roll out of these key products and projects in 2024.

Key Milestone	Stage	Timing	Expected Expenditures
Research & Development Programs:
Module Development	Development	Q1 – Q4 2024	US$	1,500,000
	Prototype	Q3 – Q4 2024	US$	1,500,000
	Production	Q1 2025	US$	2,000,000
	Total		US$	5,000,000
Light Sources for Artificial Intelligence	Prototypes	Q1 2024 – Q1 2025	US$	800,000
	Total		US$	800,000
800G Tx	Development	Q1 – Q4 2024	US$	2,000,000
	Prototypes	Q4 2024	US$	1,600,000
	Total		US$	3,600,000
Total Research & Development:			US$	9,400,000

The Corporation approximates that it requires US$9.4 million for the next 12 months to take the above-noted projects to production, which is included in its annual operating plan and yearly burn estimates. Based on the above projections, the Corporation expects that it has sufficient cash on hand to meet the project milestones and take the projects to production stage.

Module Development

We anticipate that sales of optical engines to module makers will be the Corporation’s main business for the next two to three years. This is due to the preference that major data center operators have for purchasing from established, large suppliers. However, this business model, which is dependent on the success of the module makers to sell to end-users, is likely to be untenable over the longer term. Accordingly, the Corporation believes it is essential to develop modules that are optimized to its own optical engines, and to be able to sell those modules directly to end-users. In the short term, the Corporation’s strategy for modules will be to focus on niche markets within the large data network market so as not to compete directly with existing customers in mainstream applications.

In order to design and develop modules at increasingly higher speeds using the Corporation’s optical engines, it has chosen to collaborate with MultiLane Inc., an established manufacturer of high-speed network test equipment. MultiLane possesses the skills and know-how for the mechanical, firmware and other designs required for optical modules and has the testing equipment and capabilities to verify performance. This collaboration saves the Corporation substantial time and expense that would be needed to match such capabilities internally.

Light Sources for Artificial Intelligence

The Optical Interposer platform has features that are ideal for the development of external light sources, expected to be used in so-called “co-packaged optics” and in light-based chip-to-chip data communication links in high-speed computing. Both of these applications are being driven largely by the increased bandwidth and speed requirements of artificial intelligence networks, but their implementation at scale is not expected to take place for another two to three years.

The Corporation’s first-generation light source product is being sold to Celestial AI, a venture-backed company that is designing certain devices that would allow the use of light for data transmission between Graphics Processing Units (GPUs) and memory storage. Initial shipments will begin in the second half of 2024 and will generate some revenue for the Corporation. The Corporation’s development roadmap includes at least two more generations of this product, all intended to lower the cost of providing high bandwidth light sources at a price that would make light-based chip-to-chip data communication commercially feasible.

800G Tx

Virtually all of the demand for 800G transceivers is being generated by companies that are establishing “AI Clusters” or networked systems that run the most recent generations of artificial intelligence software and artificial intelligence software-based services. The Corporation has developed and qualified an 800G Rx (receive) optical engine. Such optical engine is being designed-in to the optical modules being produced by Luxshare, Inc., a Dongguan-based supplier of electronic components to major cell phone manufacturers.

The Corporation is focusing its short-term development resources on completing an 800G Tx (transmit) optical engine. Once the development is completed, which is scheduled for Q3 2024, samples will be provided to customers on “evaluation boards,” followed by individual optical engines for use in prototype optical modules and then, assuming that the evaluation / qualification process is successful, production orders. Several companies in addition to Luxshare, Inc., including Foxconn Optical Interconnect Technologies, Inc., have expressed interest in receiving 800G Tx samples from the Corporation as soon as they are ready. Initial production of samples of 800G Tx (transmit) optical engines are being assembled in a pilot line in Singapore by POET Singapore. The Corporation expects revenue in late 2024 and much of 2025 to be the result of the sale of such 800G transmit and receive optical engines samples to customers.

As the process for developing new products is a continuous cycle of development and engineering, multiple rounds of revisions to the Optical Interposer platform itself are often required before successful introduction of a new product. Given this continuous cycle of the research and development as the Corporation refines its products, it is not possible to clearly and linearly define specific events that must occur for the business objectives to be accomplished, other than as already described in this Prospectus and the documents incorporated by reference herein.

Use of Proceeds from Prior Financings

Between January 25, 2024 and May 10, 2024, the Corporation completed the following private placements:

(a)	On January 25, 2024, the Corporation closed the January 2024 Offering. The aggregate gross proceeds of the January 2024 Offering of approximately C$6.2 million were intended to be used towards general corporate purposes, including revenue expansion and the development and production of photonic modules for artificial intelligence and related markets.

(b)	On May 3, 2024, the Corporation closed the May 2024 LIFE Offering. The aggregate gross proceeds of the May 2024 LIFE Offering of approximately C$10 million were intended to be used towards general working capital purposes.

(c)	On May 10, 2024, the Corporation closed the May 2024 Offering. The aggregate gross proceeds of the May 2024 Offering of approximately C$10 million were intended to be used towards general corporate purposes, including revenue expansion and the development and production of photonic modules for artificial intelligence and related markets.

In connection with the January 2024 Offering, the May 2024 LIFE Offering and the May 2024 Offering, the Corporation raised an aggregate C$26.2 million in gross proceeds, of which C$6.2 million has been used by the Corporation for general corporate and working capital purposes as of the date of this Prospectus.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Common Shares, without par value, of which there are 61,092,291 Common Shares issued and outstanding as of the date hereof, and one special voting share, of which there are nil special voting shares issued and outstanding as of the date hereof.

As of the date hereof, the Corporation has issued and outstanding 12,383,242 Common Share purchase warrants with exercise prices between CAD$1.52 and CAD$4.95. In addition, the Corporation has issued and outstanding 7,887,835 options to acquire Common Shares with exercised prices between CAD$1.75 and CAD$1.79.

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as may be declared by the Board and to receive the residual property and assets of the Corporation upon dissolution or winding-up. The Common Shares are not subject to any future call of assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation’s policy is to retain its earnings, if any, for the financing of future growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Board will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

EARNINGS COVERAGE RATIO

This Prospectus, together with an applicable Prospectus Supplement, qualifies the issuance of Debt Securities. The Corporation has no long-term debt as of the date hereof and had no long-term debt as of December 31, 2023. Though the Corporation has no long-term debt to service, the Corporation also has limited financial resources and negative cash flow. As a result of the foregoing, the earnings coverage ratios for the year ended December 31, 2023, are less than one-to-one. Earnings coverage is calculated by dividing an entity’s profit or loss by its borrowing costs and dividend obligations.

The ability of the Corporation to satisfy any payment obligations under Debt Securities that may be issued pursuant to a Prospectus Supplement, other than the conversion or payment of interest in Common Shares, as the case may be, will be dependent on its ability to generate cash flows or its ability to raise additional financing. See “Risk Factors – Risks Related to the Securities – Credit Risk.” The applicable Prospectus Supplement will provide, as required by applicable Canadian securities laws, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities in respect of which a Prospectus Supplement will be filed. The particular terms and provisions of the Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities may be offered separately or in combination with one or more other Securities. The Corporation may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

Debt securities will be issued under one or more indentures (each, a “Debt Indenture”), in each case between the Corporation and an appropriately qualified entity authorized to carry on business as a trustee. The description below is not exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Debt Indenture. Accordingly, reference should also be made to the applicable Debt Indenture, a copy of which will be filed by the Corporation with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Debt Securities thereunder and a copy of the form of which will be filed with the SEC as an exhibit to the Registration Statement, and will be available electronically on SEDAR+ under the Corporation’s profile which can be accessed at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to supplement in a Prospectus Supplement and the detailed provisions of any Debt Indenture.

General

The Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

●	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

●	any limit upon the aggregate principal amount of such Debt Securities;

●	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

●	the issue price (at par, at a discount or at a premium) of such Debt Securities;

●	the date or dates on which such Debt Securities will be issued and delivered;

●	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

●	the rate or rates per annum (either fixed or floating, respectively) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

●	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

●	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

●	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

●	any repayment or sinking fund provisions;

●	any events of default applicable to such Debt Securities;

●	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any exchange or conversion terms and any provisions for the adjustment thereof;

●	if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Corporation or of any other entity, and any restriction(s) on the persons to whom such securities may be issued; and

●	any other specific terms or covenants applicable to such Debt Securities.

The Corporation reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Unless otherwise specified in a Prospectus Supplement, the Debt Securities will be direct unsecured obligations of the Corporation and will rank pari passu (except as to sinking funds) with all other unsubordinated and unsecured indebtedness of the Corporation, including other debt securities issued under the Debt Indenture.

DESCRIPTION OF CONVERTIBLE SECURITIES

This description sets forth certain general terms and provisions that could apply to any Convertible Securities that the Corporation may issue pursuant to this Prospectus. The Corporation will provide particular terms and provisions of a series of Convertible Securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The Convertible Securities convertible or exchangeable into Common Shares and/or other Securities may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The following sets forth the general terms and provisions of such Convertible Securities under this Prospectus.

The particular terms of each issue of such Convertible Securities will be described in the related Prospectus Supplement. This description will include, where applicable: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities; (iv) the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; and (viii) any other material terms and conditions of such Convertible Securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts, independently or together with other securities. Subscription Receipts will be issued under one or more subscription receipt agreements.

A Subscription Receipt is a security of the Corporation that will entitle the holder to receive one or more Common Shares or a combination of Common Shares and Warrants, upon the completion of a transaction, typically an acquisition by the Corporation of the assets or securities of another entity. After the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction. Holders of Subscription Receipts will not have any rights of shareholders of the Corporation. Holders of Subscription Receipts are only entitled to receive Common Shares or Warrants or a combination thereof upon the surrender of their Subscription Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

Selected provisions of the Subscription Receipts and the subscription receipt agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any subscription receipt agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable subscription receipt agreement.

The Prospectus Supplement will set forth the following terms relating to the Subscription Receipts being offered:

●	the designation of the Subscription Receipts;

●	the aggregate number of Subscription Receipts offered and the offering price;

●	the terms, conditions and procedures for which the holders of Subscription Receipts will become entitled to receive Common Shares or Warrants or a combination thereof;

●	the number of Common Shares or Warrants or a combination thereof that may be obtained upon the conversion of each Subscription Receipt and the period or periods during which any conversion must occur;

●	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

●	the gross proceeds from the sale of such Subscription Receipts, including (if applicable) the terms applicable to the gross proceeds from the sale of such Subscription Receipts, plus any interest earned thereon;

●	the material income tax consequences of owning, holding and disposing of such Subscription Receipts;

●	whether such Subscription Receipts will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent is expected to act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this short form base shelf prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Warrants thereunder and will be available electronically on SEDAR+ under our profile which can be accessed at www.sedarplus.ca and on EDGAR at www.sec.gov.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of the Equity Warrants;

●	the price at which the Equity Warrants will be offered;

●	the currency or currencies in which the Equity Warrants will be offered;

●	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

●	the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

●	the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares or other securities or property that may be purchased, or (ii) the exercise price per Common Share;

●	whether the Corporation will issue fractional shares;

●	the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

●	the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

●	whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	whether the Corporation has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange; and

●	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of Debt Warrants;

●	the price at which the Debt Warrants will be offered;

●	the currency or currencies in which the Debt Warrants will be offered;

●	the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;

●	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

●	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

●	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

●	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

●	whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions; and

●	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF UNITS

The Corporation may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the terms of such Units and, as applicable, the terms of such other Securities.

Each Unit is expected to be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit is expected to have the rights and obligations of a holder of each included Security. The Unit agreement under which a Unit is issued, as the case may be, may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable Prospectus Supplement may describe:

●	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

●	any other material terms and conditions of the Units.

The preceding description and any description of Units in an applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

PRIOR SALES

Information regarding prior sales of Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.

RISK FACTORS

An investment in the Securities offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of the Corporation’s business. POET has incurred losses since inception and may not be able to achieve or sustain profitability in the future. As a result, POET may not be able to maintain sufficient levels of liquidity.

In addition to the other information contained in this Prospectus, investors should carefully consider the risk factors set out in the documents incorporated by reference herein, including the disclosure in the section entitled “Risk Factors” in the AIF. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Any one or more of such risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation can provide no assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the AIF, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Prospective investors should carefully consider the risks described herein, in a document incorporated by reference herein or in the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.

Risks Related to the Offering

Loss of Entire Investment

An investment in the Securities of the Corporation is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Allocation of proceeds

POET has discretion in the use of the net proceeds from the offering of Securities. The Corporation currently intends to allocate the net proceeds expected to be received from the offering of Securities as described under “Use of Proceeds” of this Prospectus or any Prospectus Supplement. However, the Corporation’s management will have discretion in the actual application of the net proceeds, and POET may elect to allocate proceeds differently from that described in “Use of Proceeds” if POET believes it would be in POET’s best interests to do so. The failure by the Corporation’s management to apply these funds effectively could have a material adverse effect on its business.

Negative cash flows from operations

The Corporation currently generates negative cash flows from operations, due to the expenses incurred developing its technologies and developing manufacturing infrastructure. Further, POET has not yet commercialized its optical engine products using its Optical Interposer platform.

Risks Related to Common Shares

Listing of the Common Shares

The listing of the Common Shares on the TSXV and the Nasdaq is conditional upon its ability to maintain the applicable minimum requirements for listing, as applicable, of the TSXV and the Nasdaq. There can be no assurance that there will be sufficient liquidity of the Common Shares or that the Corporation will continue to meet the listing requirements of the TSXV and the Nasdaq or achieve listing on any other public securities exchange.

The TSXV may also consider the delisting of the Common Shares if, in its opinion, it appears the Corporation is in serious financial difficulty, if there is significant doubt regarding its ability to continue as a going concern or the Corporation otherwise fails to meet the continued listing requirements thereof. In such circumstances, the TSXV may place POET under a delisting review that could lead to the delisting of its Common Shares from the TSXV.

If the Common Shares are delisted from the TSXV, they may be eligible for listing on a substitute exchange, such as the Canadian Securities Exchange; however, in the event that POET is not able to maintain a listing for the Common Shares on the TSXV or a substitute exchange, it may be extremely difficult or impossible for shareholders to sell their Common Shares in Canada. Moreover, if POET is delisted from the TSXV, but obtains a substitute listing for the Common Shares, the Common Shares may have less liquidity and more price volatility than experienced on the TSXV. Shareholders may not be able to sell their Common Shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if the Common Shares are delisted from the TSXV, the price of the Common Shares may decline and the Corporation’s ability to obtain financing in the future could be materially impaired.

Trading price fluctuations

The trading price of the Common Shares has been and may continue to fluctuate significantly and shareholders may have difficulty reselling their Common Shares.

During the last 12 months, the Common Shares have traded as low as CAD$1.01 and as high as CAD$7.75 on the TSXV. Over the same period, the Common Shares have traded as low as US$0.72 and as high as US$5.88 on the Nasdaq. The value of your investment could decline due to the impact of any of the following or other factors upon the market price of the Common Shares:

●	changes in the demand for semiconductors;

●	announcements of new products, partnerships or technological collaborations and announcements of the results of further actions in respect of any products, partnerships or collaborations, including termination of same;

●	innovations by the Corporation or competitors;

●	development in patent or other proprietary rights;

●	disappointing results from the Corporation’s marketing and sales efforts;

●	the results of technology and product development testing by the Corporation, its partners or its competitors;

●	failure to meet the Corporation’s revenue or profit goals or operating budget;

●	decline in demand for the Common Shares;

●	number of shares available for trading (float);

●	acquisitions and dispositions completed by the Corporation;

●	downward revisions in securities analysts’ estimates or changes in general market conditions;

●	lack of funding generated for operations;

●	short selling, manipulation of the Common Shares and prohibited trades;

●	rumours and collusion;

●	litigation;

●	investor perception of the Corporation’s industry or its business prospects;

●	government regulations; and

●	general economic trends.

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of the Common Shares.

Further, shareholders may experience dilution of their shareholdings due to the exercise of outstanding Warrants or Convertible Securities that may be issued.

Dilution of existing shareholders

The constating documents of the Corporation authorize the issuance of an unlimited number of Common Shares. The Board has the authority to issue additional Common Shares (or Securities convertible or exchangeable for Common Shares) to provide additional financing in the future and the issuance of any such Common Shares (or Securities convertible or exchangeable for Common Shares) may result in a reduction of the book value (on a per share basis) or market price of the outstanding Common Shares. If POET does issue any such additional Common Shares (or Securities convertible or exchangeable for Common Shares), such issuance may also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuances could result in a change of control.

Capital-raising constraints

A decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in the Corporation’s ability to raise additional capital for its operations. Because POET’s operations to date have been principally financed through the sale of equity securities, a decline in the price of the Common Shares could have an adverse effect upon the liquidity of the Common Shares and POET’s continued operations. A reduction in POET’s ability to raise equity capital in the future would have a material adverse effect upon the Corporation’s business plan and operations, including its ability to continue its current operations. If the price for the Common Shares declines, the Corporation may not be able to raise additional capital or generate funds from operations sufficient to meet its obligations.

No payment of dividends

The Corporation has never declared nor paid any dividends on the Common Shares. The Corporation intends, for the foreseeable future, to retain future earnings, if any, to finance development activities. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Risks Related to the Securities

Unlisted Securities

The Securities (other than the Common Shares) may not be listed and there may not be an established trading market for those Securities. Investors may be unable to sell the Securities at the prices desired or at all. There is no existing trading market for the Debt Securities, Convertible Securities, Subscription Receipts, Warrants or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that an investor will be able to sell any of those Securities at a particular time (if at all). The Corporation may not list the Debt Securities, Convertible Securities, Subscription Receipts, Warrants or Units on any Canadian or other securities exchange, and the Common Shares may be delisted or suspended. The liquidity of the trading market in those Securities, and the market price quoted for those securities, may be adversely affected by, among other things:

●	changes in the overall market for those Securities;

●	changes in the Corporation’s financial performance or prospects;

●	changes or perceived changes in the Corporation’s creditworthiness;

●	the prospects for companies in the industry generally;

●	the number of holders of those Securities;

●	the interest of securities dealers in making a market for those Securities; and

●	prevailing interest rates.

Unsecured Debt Securities

The Debt Securities may be unsecured debt of the Corporation and, if so, will rank equally in right of payment with all other existing and future unsecured debt of the Corporation. In such cases, the Debt Securities will be effectively subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including if applicable, the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

Subordination to subsidiary indebtedness

The Corporation conducts its operations through subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will be effectively subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Credit Risk

The likelihood that purchasers of Debt Securities will receive payments owing to them under the terms of the Debt Securities will depend on the financial health of the Corporation and its creditworthiness. The Corporation has limited financial resources and negative flow from its operations. The ability of the Corporation to satisfy its payment obligations under the Debt Securities, other than the conversion or payment of interest in Common Shares, as the case may be, will be dependent on its ability to generate cash flows or its ability to raise additional financing.

Tax Risk

Prospective investors should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. This Prospectus does not discuss United States or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor.

Inability to enforce actions

The Corporation is incorporated under the laws of the Province of Ontario. Some of the directors and officers of the Corporation, reside principally in Canada. Because all or a substantial portion of the assets of the Corporation and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon the Corporation or those persons. Furthermore, it may not be possible to enforce in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against the Corporation and certain of the directors and officers.

Additional Risks Related to the Business

Exchange Rate Fluctuations

Exchange rate fluctuations may adversely affect the Corporation’s financial position and results of operations. The functional currency of each of the POET entities is the local currency where the entity is domiciled. Functional currencies include the RMB, United States dollar, Singaporean dollar, and Canadian dollar. Most transactions within the entities are conducted in functional currencies and as such, none of the entities engage in hedging activities. The Corporation currently does not have in place a policy for managing or controlling foreign currency risks. Even if such a policy exists, there is no assurance that such policy would eliminate this risk.

The Corporation’s financial statements will be expressed in United States dollars, while a portion of revenue and transactions will be denominated in Canadian dollars, Singaporean dollars, RMB, or other currencies.

Difficulty in Enforcement of Judgments

The Corporation has subsidiaries incorporated in the U.S., Singapore and China. Certain directors and officers reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Corporation’s directors, officers and subsidiaries who are not resident or located in Canada. In the event a judgment is obtained in a Canadian court against one or more of the Corporation’s directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in the jurisdictions where the Corporation’s subsidiaries are located. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Difficulty in Enforcement of Judgments in Singapore

There is uncertainty as to whether judgments of courts in Canada based upon the civil liability provisions of applicable Canadian securities laws will be recognized or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law, for a fixed or ascertainable sum of money , may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment from Singapore or recognized in Singapore that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law. In particular, the Singapore Courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in Canada based upon the civil liability provisions of applicable Canadian securities laws. In respect of civil liability provisions of Canadian securities law which permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a Canada court based on such civil liability provisions of applicable Canadian securities laws is enforceable in Singapore.

Risks related to strategic and joint venture partners.

The Corporation has with Sanan, and may in the future have, partnerships or joint ventures with domestic and international companies through which research, development and operating activities for particular technology, product lines and businesses are conducted. The benefits from such partnerships and joint ventures include the ability to source and secure access to technology, intellectual property, capital and a strategic or joint venture partner’s market knowledge, relationships and the mitigation of some of the development, technological or financial risk inherent in the Corporation’s business. A deterioration in such relationships, disagreements with existing partners or a failure to identify suitable partners may have an adverse impact on the Corporation’s existing operations or affect its ability to grow its business.

Risks Relating to Operations in Emerging Market Jurisdictions

The Corporation has operating subsidiaries located in Singapore and China. Although Singapore is considered to be a relatively stable jurisdiction for business, it is possible that operating in China may expose the Corporation to a certain degree of political, economic and other risks and uncertainties. See “POET Technologies Inc. – Operations in Emerging Market Jurisdictions.”

Conditions in China

The Corporation’s business, financial condition and financial performance may be influenced by the political, economic and legal environments in China, and by the general state of the Chinese’s economy on an increasing basis over the next several years. The Corporation’s business may be influenced by, among other things, changes in laws, governmental policies and regulations, changing political conditions, anti-inflationary measures, restrictions on foreign exchange and currency controls, and changes in taxation policies.

The Chinese government imposes controls on the convertibility of Renminbi (“RMB”) into foreign currencies and, in certain cases, the remittance of currency out of China. The Corporation anticipates that, in future, a portion of its revenues will be in RMB, which is currently not a freely convertible currency. Under existing Chinese foreign exchange regulations, payment of current account items, including profit distributions, interest payments and expenditures, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as the repayment of loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

The Chinese legal system is a system based on written statutes and government regulations. They are interpreted by the Supreme Peoples’ Court and the state organ which has issued them, e.g. the responsible department of the State Council, China’s national level government. Prior court decisions may be cited for reference. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and often lacking the details required to understand their practical impact in particular situations, and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. This may result in the outcome of dispute resolutions not being consistent or predictable as compared to more developed jurisdictions. Furthermore, laws and regulations may have a retroactive effect such that the Corporation is not aware of any violation by it until sometime after the violation has occurred. As the Chinese legal system develops, changes in such laws and regulations, their interpretation, or their enforcement, may have a material effect on the Corporation.

Intellectual property rights in China are still developing and there are uncertainties involved in intellectual property rights protection and the enforcement of such protection. The Corporation must protect its intellectual property and trade secrets within this evolving framework, particularly given that the Corporation’s projects, operations and success relies upon the intellectual property and technology it possesses. Failure to do so could lead to the loss of a competitive advantage that may not be compensated for by a damages award.

In China, companies with a foreign ownership component are required to work within a framework which is in certain aspects different from that imposed on local companies. The Chinese government has been opening up opportunities for foreign investment, as a result of China’s entry into the World Trade Organization in 2001. However, particularly in some sectors, substantial restrictions on foreign investors and their local subsidiaries continue to exist. If the Chinese government reverses the current trend of permitting foreign investment and imposes greater restrictions on foreign companies, the Corporation’s ability to conduct business in China could be negatively affected.

Changes, if any, in investment policies or shifts in political attitude in China may adversely affect the Corporation’s business, results of operations and financial condition. Operations may be affected in varying degrees by government regulations with respect to, but not limited to price controls, income taxes, restrictions on production, foreign investment, bank lending, intellectual property, export controls, and usage and costs of state-controlled transportation services and nationalization or expropriation of property or business. Any events resulting in an adverse impact on the Chinese economy may have an adverse effect on the Corporation’s profitability and prospects.

The economy of China has experienced significant growth in the past few decades; however, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time in order to try and encourage or control economic growth and guide the allocation of resources, including certain measures which were put in place to restrict bank lending. Some of these measures may negatively affect the Corporation. In addition, such control measures may have an adverse impact on the Chinese economy that would, in turn, likely have an adverse impact on the Corporation’s business, results of operations and financial condition.

Permits and Business Licenses by POSC and SPX

POSC and SPX hold various permits, business licenses and approvals authorizing their operations and activities, which are subject to periodic review and reassessment by the Chinese authorities. Standards of compliance necessary to pass such reviews change from time to time and differ from jurisdiction to jurisdiction. If renewals, or new permits, business licenses or approvals required in connection with existing or new facilities or activities, are not granted or are delayed, or if existing permits, business licenses or approvals are revoked or substantially modified, the Corporation could suffer a material adverse effect. If new standards are applied to renewals or new applications, it could prove costly to the Corporation to meet any new level of compliance.

Misuse of POSC and SPX Chops

The chops of POSC and SPX are essential to the ability of these entities to enter into contracts, conduct banking activities and undertake day-to-day corporate and business activities. POSC has a Company Chop, Legal Representative Chop, Financial Chop and Invoice Chop while SPX has a Company Chop, Legal Representative Chop and Financial Chop. See “POET Technologies Inc. – Operations in Emerging Market Jurisdictions – Laws, Language, Cultural and Business Practices – China.”

Other than as described herein, POSC and SPX may also adopt other measures from time to time to protect the chops. Although the Corporation, its Chinese subsidiary and SPX (the joint venture entity) have implemented such internal control procedures as it feels necessary to monitor the authorized personnel and the use of the chops, there is no assurance that such procedures will prevent all instances of abuse or negligence. Accordingly, if either of POSC and SPX’s personnel misuse or misappropriate the chops, or an outsider person obtains unauthorized access to the chops, the Corporation could experience significant financial or other disadvantages and/or disruption to operations until the chops are replaced.

Under Chinese laws, in the event a chop is lost, stolen or misplaced, the Legal Representative will: (i) cause the company who owned the lost chop in China to publish an announcement of the loss of chops in designated newspapers; (ii) apply to the local Public Security Bureau for the carving of new chops; and (iii) carve the new chops at places designated by the Public Security Bureau. While the Corporation and its Chinese subsidiary, POSC, have procedures and recourse available to remedy any misuse or misappropriation of the chops, as the use of the chops, although unauthorized, is in all aspects valid and binding on POSC or SPX, as the case may be, and the chop replacement process would take approximately five business days, there can be no assurance that there would be no adverse effect on the business, results of operations or financial condition of the Corporation due to such disruptions.

If, in particular, during any period, the Corporation loses effective control of POSC as a result of such misuse or misappropriation, the business activities and economic contribution of such entity could be severely disrupted and the Corporation may not be able to recover corporate assets that are sold or transferred out of the Corporation’s control in the event of such misappropriation and the Corporation may not have the financial resources to recover such assets or take appropriate legal action. The majority of the Corporation’s funds are kept in a bank account at HSBC. The Corporation transfers funds to POSC as and when needed, and in alignment with the Corporation’s corporate controls for items ranging from working capital to research and development. The Corporation currently estimates that not more than US$100,000 will be kept in POSC bank accounts in China at any given time, except as may be related to loans received or profits generated by POSC in excess of such amount in the ordinary course of business, to ensure that the Corporation is able to continue as a going concern should they need to recover corporate assets of POSC. In addition, while the Corporation has procedures in place with its bank in China such that no funds can be transferred with the use of the Financial Chop alone (as the Legal Representative Chop is also required), if the Corporation loses effective control of the Financial Chop, the Legal Representative will promptly notify the relevant bank that the Financial Chop has been lost, misplaced or stolen and if one of the authorized signatories is implicated, that such individual is no longer an authorized signatory. In addition, the Corporation (or in the case of SPX, the Corporation and Sanan) can assume control over the Chinese entity’s bank accounts through the combined use of the Company Chop and the Legal Representative Chop. Despite the foregoing; however, POSC and/or SPX may experience temporary delays in accessing bank accounts in China. This risk is significantly mitigated by the requirement for the signatures in conjunction with the use of the Financial Chop in banking matters. Additionally, the Corporation’s external auditor may be unable to access documents and information from such entities that may be necessary to complete an audit of the consolidated financial statements of the Corporation.

Cost of Labour

The labour and employment market in China is dynamic. Labour costs in China have traditionally been significantly less than those in other more developed countries; however, such costs have begun to rise and there is no guarantee that they will not continue to rise. Any such increased cost could have an adverse effect on the Corporation as a result of manufacturing operations in China. Furthermore, in the future, changes in the labour and employment market in China may be imposed or labour disputes may arise. Such events may increase costs of operation and affect the Corporation’s business, results of operations and financial condition.

Enforcing Rights and Judgments in China

As Chinese legal entities, both POSC and SPX are subject to Chinese company law and regulations. The Chinese company law in general and, in particular, provisions for the protection of shareholder’s rights and access to information are less developed than those applicable to companies in some other countries. A portion of the Corporation’s assets, through its subsidiary, POSC and its joint venture investment in SPX, are located in China. China does not have a treaty with Canada providing for the reciprocal recognition and enforcement of judgments of courts and as such, recognition and enforcement in China of judgments of a Canadian court in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain material Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation incorporated under and governed by the OBCA. Some of the directors and officers of the Corporation, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside Canada and all or a substantial portion of their assets are located outside Canada. The Corporation has appointed an agent for service of process in Canada, but it may be difficult for holders of Securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of Debt Securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation under applicable securities laws.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System, with an address at 111 Eighth Avenue, New York, New York, 10011, United States of America, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

Messrs. Jean-Louis Malinge, Suresh Venkatesan, Theresa Lan Ende, Glen Riley, each a director of the Corporation, and Thomas Mika, the Chief Financial Officer of the Corporation, reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Jean-Louis Malinge Suresh Venkatesan Theresa Lan Ende Glen Riley Thomas Mika	Bennett Jones LLP 3400 One First Canadian Place, PO Box 130, Toronto, ON M5X 1A4

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

EXEMPTION AND UNDERTAKING

Exemption

Pursuant to a decision of the Autorité des marchés financiers dated June 11, 2024, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market distribution.” This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Corporation offers the Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution.”

Undertaking

In connection with the filing of this Prospectus, the Corporation filed an undertaking (the “Material Operating Entity Undertaking”) with the securities regulatory authorities in each of the provinces and territories of Canada in accordance with sections 6.1 and 6.4 of National Policy 41-201 – Income Trusts and Other Indirect Offerings (“NP 41-201”) pursuant to which it agreed that: (a) in the event that (i) any material operating entity of the Corporation becomes involved in the design, development, manufacturing or sale of the Optical Interposer and/or any 800G and higher speed optical engines or modules (each such entity, the “Material Operating Entity”), and such Material Operating Entity is not required to be consolidated under IFRS or generally accepted accounting principles used by the Corporation (the “Accounting Principles”), the Corporation will provide separate audited annual financial statements and interim financial reports, prepared in accordance with the same Accounting Principles, and related management’s discussion and analysis, prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations, for such Material Operating Entity; and (b) for so long as the Corporation is a reporting issuer, the Corporation will take appropriate measures to require each person who would be an “insider” of a Material Operating Entity, or a “person or company in a special relationship” (as defined in the Securities Act (Ontario)) with such Material Operating Entity if the Material Operating Entity were a reporting issuer, to: (i) file insider reports about trades in the securities of the Corporation; and (ii) comply with statutory prohibitions against insider trading under applicable Canadian securities laws. Furthermore, the Corporation has undertaken to annually certify that it has complied with this undertaking and file such certificate on SEDAR+ concurrently with the filing of its annual financial statements.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon on behalf of POET by Bennett Jones LLP and certain legal matters relating to United States law in connection with the offering of Securities will be passed upon on behalf of POET by Katten Muchin Rosenman LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.

AUDITORS, TRANSFER AGENT AND REGISTRAR

POET’s auditors are Davidson & Company LLP, 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6, which were appoint by the Corporation effective as of April 23, 2024. The Corporation accepted the resignation of Marcum LLP, Certified Public Accountants, the predecessor auditor of the Corporation on April 22, 2024.

The transfer agent and registrar of the Common Shares is Computershare Investor Services Inc., 510 Burrard St. 3rd Floor, Vancouver, British Columbia, V6C 3B9.

INTERESTS OF EXPERTS

Marcum LLP, Certified Public Accountants, has prepared the auditor’s report with respect to the Corporation’s annual financial statements for the year ended December 31, 2023, which is incorporated by reference into this Prospectus. Marcum LLP has advised that they are independent in accordance with and within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

As of the date hereof, the partners and associates of Bennett Jones LLP own, beneficially, directly or indirectly, less than 1% of any securities of the Corporation or any associate or affiliate of the Corporation.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of the Securities distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, Prospectus Supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of the Securities distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

PURCHASERS’ CONTRACTUAL RIGHTS

Original purchasers of Debt Securities, Convertible Securities, Subscription Receipts and Warrants (including any of the foregoing contained in any Units), which are convertible into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Debt Securities, Convertible Securities, Subscription Receipts and Warrants. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces or territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

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